File Pursuant to Rule 424(b)(3)
Registration Statement No. 333-172202

 PROSPECTUS

UP TO 4,117,500 SHARES OF COMMON STOCK

This prospectus relates to the resale by selling stockholders of 4,117,500 shares of our common stock, $0.001 par value per share, consisting of (i) 1,775,000 shares of common stock, (ii) 2,087,500 shares of common stock issuable upon the exercise of outstanding investors’ warrants, or the Investor Warrants, and (iii) 255,000 shares of common stock issuable upon the exercise of outstanding placement agents’ warrants, or the Placement Warrants, and together with the Investor Warrants, the Warrants.

We are not selling any shares of our common stock in this offering, and as a result, we will not receive any proceeds from the sale of the common stock covered by this prospectus. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We may, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised for cash.

The selling stockholders may sell common stock from time to time at prices established on the OTCQB Marketplace, or the OTCQB, or as negotiated in private transactions, or as otherwise described under the heading “Plan of Distribution.” The common stock may be sold directly or through agents or broker-dealers acting as agents on behalf of the selling stockholders. The selling stockholders may engage brokers, dealers or agents who may receive commissions or discounts from the selling stockholders. We will pay all the expenses incident to the registration of the common stock; however, we will not pay for sales commissions or other expenses applicable to the sale of our common stock registered hereunder.

Our common stock is quoted on the OTCQB under the symbol “STVI.”  On April 1, 2014, the closing bid price of our common stock was $0.30 per share. These prices will fluctuate based on the demand for our common stock.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 1, 2014.

References in this report to “DAUs” and “MAUs” mean daily active users and monthly active users, respectively, of our application.  Unless otherwise indicated, these metrics are based on information that is reported by Facebook® and are internally derived metrics for users across all platforms through which our application is accessed.  References in this report to active subscribers mean subscribers who have prepaid for current access to premium features of the AYI application and the term of whose subscription period has not yet expired. The metrics for subscribers are based on internally-derived metrics across all platforms through which our application is accessed.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement or amendment. We have not, and the selling stockholders have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any applicable prospectus supplement or amendment is accurate only as of the date on its cover page and that any information that is incorporated by reference is accurate only as of the date of the document incorporated by reference.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling stockholders referred to in this prospectus may offer and sell from time to time up to 4,117,500 shares of our common stock.

Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling stockholders will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling shares of our common stock. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.

i

 FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus constitute “forward-looking statements” made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that are based on current expectations, estimates, forecasts and assumptions and are subject to risks and uncertainties.  Words such as “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “began,” “target,” “would” and variations of such words and similar expressions are intended to identify such forward-looking statements.  All forward-looking statements speak only as of the date on which they are made.  Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to certain factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

•	our ability to generate and sustain increased revenue levels and achieve profitability in the future;

•
our heavy reliance on the Facebook platform to run our application and Facebook Inc.’s ability to discontinue, limit or restrict access to its platform by us or our application, change its terms and conditions or other policies or features, including restricting methods of collecting payments and establish more favorable relationships with one or more of our competitors or develop an application or feature that competes with our application;

•	our ability to maintain good relationships with Apple Inc. and Google Inc.;

•	our reliance on our President, Chief Executive Officer and sole director;

•	the intense competition in the online dating industry;

•	our reliance on a small percentage of our total users for substantially all of our revenue;

•	our ability to develop, establish and maintain a strong brand;

•	our ability to develop and market new technologies to respond to rapid technological changes;

•	our ability to effectively manage our growth, including attracting and retaining qualified employees;

•	our ability to generate subscribers through advertising and marketing agreements with third party advertising and marketing providers;

•	our reliance on email campaigns to convert users to subscribers and to retain subscribers;

•	the effect of any interruption or failure of our data center;

•	the effect of an interruption or failure of our programming code, servers or technological infrastructure;

•	the effect of security breaches, computer viruses and computer hacking attacks;

•	our ability to comply with laws and regulations regarding privacy and protection of user data;

•	our reliance upon credit card processors and related merchant account approvals;

•	governmental regulation or taxation of the online dating, social dating or Internet industries;

•	the impact of any claim that we have infringed on intellectual property rights of others;

•	our ability to protect our intellectual property rights;

ii

•	the risk that we might be deemed a “dating service” or an “Internet dating service” under various state regulations;

•	the possibility that our users or third parties may be physically or emotionally harmed following interaction with other users;

•	our ability to obtain additional capital or financing to execute our business plan; and

•	our ability to maintain effective internal control over financial reporting.

For a more detailed discussion of these and other factors that may affect our business, see the discussion in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein.  We caution that the foregoing list of factors is not exclusive, and new factors may emerge, or changes to the foregoing factors may occur, that could impact our business.  We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this prospectus, except to the extent required by applicable securities laws.

iii

PROSPECTUS SUMMARY

This summary highlights selected information about this offering and the information included in this prospectus.  This summary does not contain all the information that you should consider before investing in our common stock.  You should carefully read the entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors” in this prospectus and any accompanying prospectus supplement before making an investment decision. In this prospectus, the terms “Snap Interactive,” the “Company,” “we,” “us” and “our” refer to Snap Interactive, Inc. and its subsidiaries on a consolidated basis, unless the context otherwise indicates.

Overview

We are an Internet company providing services in the expanding social dating market.  We own and operate a social dating software application under our AYI brand (formerly known as AreYouInterested.com) that can be accessed on Facebook®, mobile devices such as iPhone® and Android®, and a stand-alone website.  Our application is fully integrated across these gateways and incorporates the Facebook Connect® integration tool, which enables users to easily “connect” their Facebook profile to our website.  Since August 2007, AYI has been one of the leading dating applications on Facebook based on the number of DAUs and MAUs.

As of March 18, 2014, we had more than 2.0 million MAUs of AYI across all of our platforms.  We primarily generate revenue from subscription fees and, as of March 18, 2014, we had approximately 89,000 active subscribers. The number of our DAUs and MAUs, which includes non-paying users and paying subscribers, varies greatly on a daily and monthly basis, and is greater than the number of our active subscribers for any same measurement period.

We believe that our extensive user base, which includes more than 25 million Facebook connected users and more than 2.0 billion pieces of structured interest data, allows us to create a favorable experience for users looking to meet people with mutual friends or similar interests.

Our Application

We have developed and published AYI, a social dating application that can be accessed on Facebook, mobile devices such as iPhone and Android and a stand-alone website. Based on the number of DAUs and MAUs, AYI is one of the leading social dating applications on Facebook and it attracts a demographically and geographically diverse user base.

We have integrated AYI with Facebook so that the application imports information from a user’s Facebook profile (with the user’s permission), including the user’s photos, friends and interest data.  Using this information, AYI has designed features around mutual friends and interests that improve the online dating experience and more closely mirror the way singles traditionally meet offline. AYI’s feature set is continually updated with new features to increase user engagement, make users more social and to increase the number of users that are converted to paying subscribers.

The Offering

Common stock offered by the selling stockholders
Up to 4,117,500 shares of our common stock; consisting of (i) 1,775,000 shares of common stock, (ii) 2,087,500 shares of common stock issuable upon the exercise of the Investor Warrants and (iii) 255,000 shares of common stock issuable upon the exercise of the Placement Warrants.

Selling stockholders	All of the shares of our common stock are being offered by the selling stockholders named herein. See “Selling Stockholders” for more information on the selling stockholders.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Risk factors	See “Risk Factors” beginning on page 3.

Plan of distribution
The selling stockholders named in this prospectus, or their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  For additional information on the methods of sale that may be used by the selling stockholders, see “Plan of Distribution.”

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and other information based thereon, exclude 10,350,000 shares of restricted common stock that have been issued but remain subject to forfeiture.

RISK FACTORS

            An investment in our securities involves a high degree of risk.  Before making an investment decision, you should carefully consider the following risk factors. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to happen, the value of our securities could decline significantly and you could lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and may not achieve profitability in the future.

We incurred a net loss of approximately $4.0 million and $4.0 million, and used approximately $4.2 million and $3.4 million of cash in operating activities during the years ended December 31, 2013 and 2012, respectively. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability.  We may incur significant operating losses in the future for a number of reasons, including marketing and advertising expenses and the risks described herein, and unforeseen expenses, difficulties, complications and delays and other unknown risks. If we are unable to achieve profitability in the future, it will have a material adverse effect on our business, results of operations and financial condition.

Our heavy reliance on Facebook may negatively affect our business.

Facebook is the primary third-party platform on which our application operates.  During 2013 and 2012, we generated substantially all of our revenue from subscribers acquired through the Facebook platform and expect to continue to do so in the foreseeable future.

We are subject to Facebook, Inc.’s standard terms and conditions for application developers, which govern the development, promotion, distribution, operation and use of our application on the Facebook platform.  Accordingly, we are subject to numerous risks and uncertainties and our business would be harmed if:

•	Facebook, Inc. discontinues, limits or restricts access to its platform by us or our application;

•	Facebook, Inc. changes its terms and conditions or other policies and features, including restricting the method of collecting payments through the Facebook platform; or

•	Facebook, Inc. establishes more favorable relationships with one or more of our competitors or develops an application or feature that competes with our application.

If any of these actions occur, they could have a material adverse effect on our business, results of operations or financial condition.

We derive a portion of our revenue from the Apple and Google platforms, and if we are unable to maintain a good relationship with Apple Inc. or Google Inc., our business could suffer.

A portion of our revenue, primarily our revenue from mobile platforms, is derived from Apple Inc.’s iOS® and Google Inc.’s Android platforms and we believe that we have a good relationship with Apple Inc. and Google Inc.  Any deterioration in our relationship with either Apple Inc. or Google Inc. could materially harm our business, results of operations or financial condition.

We are subject to each of Apple Inc.’s and Google Inc.’s standard terms and conditions for application developers, which govern the promotion, distribution and operation of our application on their respective storefronts.  Each of Apple Inc. and Google Inc. has broad discretion to change its standard terms and conditions. In addition, these standard terms and conditions can be vague and subject to changing interpretations by Apple Inc. or Google Inc.  In addition, each of Apple Inc. and Google Inc. has the right to prohibit a developer from distributing applications on the storefront if the developer violates the standard terms and conditions.  In the event that either Apple Inc. or Google Inc. ever determines that we are in violation of its standard terms and conditions and prohibits us from distributing our application on its storefront, it could materially harm our business, results of operations or financial condition.

We also rely on the continued function of the Apple App Store and the Google Play Store, as a portion of our revenue is derived from these two digital storefronts.  There have been occasions in the past when these digital storefronts were unavailable for short periods of time or where there have been issues with the In-App purchasing functionality from the storefront.  In the event that either the Apple App Store or the Google Play Store is unavailable or if In-App purchasing functionality from the storefront is non-operational for a prolonged period of time, it could have a material adverse effect on our business, results of operations or financial condition.

Our future success is dependent, in part, on the performance and continued service of Clifford Lerner, our President, Chief Executive Officer and sole director.  Without his continued service, we may be forced to interrupt or eventually cease our operations.

We are dependent to a great extent upon the experience, abilities and continued service of Clifford Lerner, our President, Chief Executive Officer and sole director.  The loss of his services would substantially affect our business operations and could have a material adverse effect on our business, results of operations or financial condition.

As a social dating company, we are in the intensely competitive online dating industry and any failure to attract new users and subscribers could diminish or suspend our development and possibly cease our operations.

The online dating industry is highly competitive and has few barriers to entry.  If we are unable to efficiently and effectively attract new users and subscribers as a result of intense competition or a saturated market, we may not be able to continue the development and enhancement of our application and our website or become profitable on a consistent basis in the future.

Important factors affecting our ability to successfully compete include:

•	our ability to hire and retain talented employees, including technical employees, executives, and marketing experts;

•	competition for acquiring users that could result in increased user acquisition costs;

•	reliance upon the platforms through which our application is accessed and the platforms’ ability to control our activities on such platforms;

•	our ability to innovate in our ever-changing industry.

We face substantial competition from online dating websites such as eHarmony.com, POF.com, Match.com or other IAC/InterActiveCorp. properties, as well as Facebook application providers in the online dating space such as Zoosk, Badoo, Cupid and MeetMe.

Many of our current and potential competitors offer similar services, have longer operating histories, significantly greater capital, financial, technical, marketing and other resources and larger user or subscriber bases than we do.  These factors may allow our competitors to more quickly respond to new or emerging technologies and changes in user preferences.  These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive subscription prices that may allow them to build larger user and paying subscriber bases.  Our competitors may develop applications or services that are equal or superior to our application or that achieve greater market acceptance than our application.  In addition, new and different types of social networking may also increase in popularity at the expense of online dating.  These activities could attract users and subscribers away from our application and website, reduce our market share and have a material adverse effect on our business, results of operations and financial condition.

We rely on a small portion of our total users for nearly all of our revenue.

Compared to the total number of users in any period, only a small portion of our users are paying subscribers.  We primarily generate revenue through subscription sales to this small portion of users and secondarily generate revenue through paid advertisements.  Users discontinue the use of our application in the ordinary course of business and to sustain our revenue levels, we must attract, retain and increase the number of users or more effectively monetize our existing users.  To retain existing users, and particularly those users who are paying subscribers, we must devote significant resources so that our application retains their interest.  If we fail to grow or sustain the number of our users, or if the rates at which we attract and retain existing users declines or the rate at which users become paying subscribers declines, it could have a material adverse effect on our business, results of operations or financial condition.

Because we recognize revenue from subscriptions over the subscription term, downturns or upturns in subscription sales may not be immediately reflected in our results of operations or financial condition.

We recognize subscription revenue from customers monthly over the subscription term, and subscriptions are offered in durations of one-, three-, and six-month terms. As a result, much of the subscription revenue we report in each quarter is deferred revenue from subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter will not necessarily be reflected in the revenue for that quarter and will negatively affect our revenue in future quarters. In addition, we might not be able to immediately adjust our costs and expenses to reflect these reduced revenues. Accordingly, the effect of significant downturns in user acceptance of our application may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to quickly increase our revenue through additional sales in any period, as revenue from new subscribers must be recognized over the subscription term.

Our business depends on developing, establishing and maintaining a strong brand.  If we are unable to maintain and enhance our brand, we may be unable to expand or retain our user and paying subscriber bases.

We believe that developing, establishing and maintaining awareness of our AYI brand is critical to our efforts to achieve widespread acceptance of our application and is an important element to expanding our user and subscriber bases. Successful promotion of our AYI brand will depend largely on the effectiveness of our advertising and marketing efforts and on our ability to provide a reliable and useful application at competitive prices. If paying subscribers do not perceive our application to be of high quality, or if our application is not favorably received by users and subscribers, the value of our brand could diminish, thereby decreasing the attractiveness of our application to users and subscribers.  In addition, advertising and marketing activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand.  If we fail to successfully promote and maintain our brand, or incur substantial expenses in unsuccessfully attempting to promote and maintain our brand, we may fail to attract enough new subscribers or retain our existing subscribers to the extent necessary to realize a sufficient return on our advertising and marketing activities, and it could have a material adverse effect on our business, results of operations or financial condition.

The online dating industry is characterized by rapid technological change and the development of new applications and websites, and if we fail to develop and market new technologies rapidly or timely develop and launch new applications and websites, we may not become profitable in the future.

The online dating industry is characterized by rapid technological change and the development of new applications that could render our existing application and website obsolete.  The development of our application and website entails significant technical and business risks.  We may be unable to successfully use new technologies effectively, adapt our application and website to user preferences or needs or timely develop and launch new applications.  If our management is unable to adapt in a timely manner in response to changing market conditions or user trends and preferences, we may never become consistently profitable and we may face limited market acceptance of newly developed applications, which could have a material adverse effect on our revenues.

If we fail to effectively manage our growth or attract and have qualified employees, our business, results of operations or financial condition could be harmed.

We continue to experience growth in our headcount and operations, which will continue to place significant demands on our management, operations and finances.  As of March 18, 2014, approximately 46% of our employees had been with us for less than one year and approximately 66% of our employees had been with us for less than two years.  As we continue to grow, we must expend significant resources to identify, hire, integrate, develop, motivate and retain a number of qualified employees, including certain highly skilled technical employees.  If we fail to effectively manage our employment needs and successfully integrate our new hires, our ability to launch new applications and enhance or support our existing application could suffer and it could have a material adverse effect on our business, results of operations or financial condition.

Our business depends in large part upon the availability of advertising space through a variety of media.

We depend upon the availability of advertising space through a variety of media, including third party applications on platforms such as Facebook, to recruit new users and subscribers, generate activity from existing users and subscribers and direct traffic to our application.  The availability of advertising space varies, and a shortage of advertising space in any particular media or on any particular platform, or the elimination of a particular medium on which we advertise, could limit our ability to generate new subscribers, generate activity from existing subscribers or direct traffic to our application, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our social dating application relies heavily on email campaigns.  We face a risk that any disruptions in or restrictions on the sending or receipt of emails, or any increase in the associated costs could adversely affect our business, results of operations or financial condition.

Our emails are an important driver of our subscribers’ activities.  We send a large volume of emails to our subscribers notifying them of a variety of activities on our application, such as new matches.  We face a risk that service providers or email applications may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails to our users and subscribers.  Third parties may also block our emails as spam, impose restrictions on, or start to charge for, the delivery of emails through their email systems.  Without the ability to email these users and subscribers, we may have limited means of inducing users and subscribers to return to and utilize our website and application.  Due to the importance of email to our business, any disruptions or restrictions on the distribution or receipt of emails or increase in the associated costs could have a material adverse effect on our business, results of operations and financial condition.

Any interruption or failure of our data center could impair our ability to effectively provide our application, which could have a material adverse effect on our business, results of operations or financial condition.

Our corporate headquarters and our primary data center are located in New York, New York.  While we own the equipment at our data center, we rent space and bandwidth from a co-located facility. Our application depends on the continuing operation of our data center and any damage to or failure of our data center could result in interruptions in our services.  Our data center is vulnerable to damage or interruption from break-ins, sabotage, acts of vandalism, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses or cyber-attacks and other unforeseeable events. Any interruption in our service could damage our reputation, cause our users and subscribers to terminate their use of our application and prevent us from gaining additional business from current or future users and subscribers, which could have a material adverse effect on our business, results of operations or financial condition.

Interruption or failure of our programming code, servers, or technological infrastructure could hurt our ability to effectively provide our application, which could damage our reputation and harm our results of operations.

The availability of our application depends on the continued operation of our programming code, databases, servers and technological infrastructure.  Any damage to, or failure of, our systems could result in interruptions in service for our application, which could damage our brand and have a material adverse effect on our business, results of operations or financial condition.  Our systems are vulnerable to damage or interruption from terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems.  Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities.

Security breaches, computer viruses and computer hacking attacks could harm our business, results of operations or financial condition.

Security breaches, computer malware and computer hacking attacks have become more prevalent in our industry.  Any security breach caused by hacking, including efforts to gain unauthorized access to our applications, servers or websites, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our business, financial condition and results of operations.  Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our application, servers or website may result in significant expenses, loss of revenue and have a material adverse effect on our business, results of operations or financial condition.

If there are changes in regulations regarding privacy and protection of user data, or if we fail to comply with such laws, we may face claims brought against us under any of these regulations and it could adversely affect our business, results of operations or financial condition.

Federal, state and international laws and regulations govern the collection, use, retention, sharing and security of data that we receive from and about our users.  Any failure, or perceived failure, by us to comply with regulations of privacy and protection of user data or with any data-related consent orders, Federal Trade Commission requirements or orders, or other federal, state, or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.  As a result of these regulations, we may be subject to a claim or class-action lawsuit regarding online services.  The successful assertion of these claims against us could result in potentially significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses.  Any claims with respect to violation of privacy or user data brought against us may have a material adverse effect on our business, results of operations or financial condition.

We are exposed to risks associated with credit card processors and related merchant account approvals that, if not properly addressed, could increase our operating expenses or preclude us from accepting credit cards as a method of payment.

We depend on the ability to accept credit and debit card payments from our subscribers and the related merchant account approval to process subscription payments.  Our reliance on credit card and related merchant account approvals exposes us to fraud and credit card chargebacks.  We have suffered losses and may continue to suffer losses as a result of subscriptions placed with fraudulent credit card data as well as users who chargeback their purchases.  Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder’s signature.  Our failure to adequately control fraudulent credit card transactions and keep our chargebacks under an acceptable threshold would result in significantly higher credit card-related costs and, therefore, increase our operating expenses and might preclude us from accepting credit cards as a means of payment.

If government regulation or taxation of the online dating, social dating or Internet industries increase, it may adversely affect our business, results of operations or financial condition.

We may be subject to additional operating restrictions and government regulations in the future.  Companies engaging in e-commerce, online dating, social dating and related businesses face uncertainty related to future government regulation of the Internet.  Due to the rapid growth and widespread use of the Internet, federal and state governments have enacted and are considering various laws and regulations relating to the Internet in areas including, but not limited to, billing practices, privacy, online safety and taxation.  Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear.  The adoption of new laws and regulations could adversely affect the growth, popularity or use of the Internet, including laws limiting Internet neutrality, decreasing the demand for our application and increase our cost of doing business.  Our business, results of operations or financial condition may be negatively affected by new laws, and such existing or new regulations may expose us to substantial compliance costs and liabilities and may impede the growth in use of the Internet.  In addition, sales tax for business conducted on the Internet is rapidly being legislated in the various states and abroad.  We may incur substantial liabilities or expenses necessary to comply with these laws and regulations or penalties for any failure to comply.

If we are subject to intellectual property infringement claims, it could cause us to incur significant expenses, pay substantial damages and prevent service delivery.

Third parties may claim that our application or services infringe or violate their intellectual property rights.  Any such claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from using licensed technology that may be fundamental to our application and website.  Even if we were to prevail, any litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.  We maintain insurance to protect against intellectual property infringement claims and resulting litigation, but such insurance may not be sufficient to cover all potential claims, liability or expenses. We may also be obligated to indemnify our business partners in any such litigation, which could further exhaust our resources.  Furthermore, as a result of an intellectual property challenge, we may be prevented from providing some of our services unless we enter into royalty, license or other agreements.  We may not be able to obtain such agreements at all or on terms acceptable to us, and as a result, we may be precluded from offering our application and services.

If we are unable to protect our intellectual property rights, we may be unable to compete with competitors developing similar technologies.

Our success and ability to compete are often dependent upon the development of intellectual property for our application and website.  While we rely on copyright, trade secret and trademark law to protect our intellectual property, we believe that factors such as the technological and creative skills of our employees, frequent enhancements to our application and reliable maintenance are more essential to establishing a superior application.  There can be no assurance that other persons will not develop intellectual property that is similar or superior to our intellectual property.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology, making it more difficult for us to compete.

We face risks of litigation and regulatory actions if we are deemed a dating service or Internet dating service.

In certain states, companies that provide dating services or Internet dating services are subject to various regulations. Because our application and website promote social dating, we could be exposed to regulation as a dating or Internet dating service.  If we were considered to be a dating service or Internet dating service in any of the jurisdictions in which we operate, we might be required to comply with regulations that would require us to, among other things, (i) provide language in our contracts that would allow users to rescind their contracts within a certain timeframe, demand reimbursement of a portion of the subscription price if the user dies during the term of the contract and cancel their subscription in the event of disability or relocation and (ii) provide disclosure regarding our screening practices and warnings on our application and website regarding the dangers associated with the use of our application.  If a legal authority determines that we have provided and are providing dating services or Internet dating services that are regulated by certain states, we could be deemed to be out of compliance with such regulations and could be liable for any damages as a result of our past non-compliance, either of which could have a material adverse effect on our business, financial condition or results of operations.

We face certain risks related to the physical and emotional safety of users and third parties.

We cannot control the actions of our users in their communications or physical actions.  There is a possibility that users or third parties could be physically or emotionally harmed following interaction with another user.  We warn our users that we do not screen other users and, given our lack of physical presence, we do not take any action to ensure personal safety on a meeting between users or subscribers arranged following contact initiated via our application or website.  If an unfortunate incident of this nature occurred in a meeting of two people following contact initiated on our application or website or a website of one of our competitors, any resulting negative publicity could materially and adversely affect us or the online dating industry in general.  Any such incident involving our application or website could damage our reputation and our brand, which could have a material adverse effect on our business, results of operations or financial condition.  In addition, the affected users or third parties could initiate legal action against us, which could divert management attention from operations, cause us to incur significant expenses, whether we are successful or not, and damage our reputation.

We may need additional capital to execute our business plan.  If we do not obtain additional financing, it could have a material adverse effect on our business, results of operations or financial condition.

We might need to raise additional capital or financing through debt or equity offerings to support our expansion, marketing efforts and application development programs in the future.  We might require additional capital or financing to:

•	our ability to hire and retain talented employees, including technical employees, executives and marketing experts;

•	effectuate our long-term growth strategy and expand our application development programs; and

•	market and advertise our application to attract more paying subscribers.

We may be unable to obtain future capital or financing on favorable terms or at all.  If we cannot obtain additional capital or financing, we will need to reduce, defer or cancel application development programs, planned initiatives, marketing or advertising expenses or costs and expenses.  The failure to obtain additional capital or financing on favorable terms, if at all, could have a material adverse effect on our business, results of operations or financial condition.

We have identified a material weakness in our internal control over financial reporting. This material weakness, if not corrected, could affect the reliability of our financial statements and have other adverse consequences.

Under Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), we are required to furnish a report by our management on internal control over financial reporting.  This report must contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management.

We have identified a material weakness in our internal control over financial reporting as of December 31, 2013, as disclosed in “Item 9A. Controls and Procedures” of our Annual Report on Form 10-K for the period ended December 31, 2013.  We determined that we had a material weakness with respect to the lack of an independent audit committee, which would provide oversight of our officers, operations and financial reporting function.  Failure to have effective internal control over financial reporting could impair our ability to produce accurate financial statements on a timely basis and could lead to a restatement of our financial statements.  If, as a result of deficiencies in our internal control over financial reporting, we cannot provide reliable financial statements, our business decision processes may be adversely affected, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and our ability to obtain additional financing, or additional financing on favorable terms, could be adversely affected.  In addition, failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities.

We can give no assurances that we will be able to remediate the material weakness identified or that any additional material weaknesses will not arise in the future due to our failure to implement and maintain adequate internal control over financial reporting.  In addition, even if we are successful in strengthening our controls and procedures, those controls and procedures may not be adequate to prevent or identify irregularities or ensure the fair presentation of our financial statements included in our periodic reports filed with the Securities and Exchange Commission (the “SEC”).

Risks Related to Our Common Stock

Our results of operations are volatile and difficult to predict, and our stock price may decline if we fail to meet the expectations of stockholders.

Our revenue and results of operations could vary significantly from period-to-period and year-to-year and may fail to match our past performance because of a variety of factors, many of which are outside of our control.  Any of these events could cause the market price of our common stock to fluctuate.  Factors that may contribute to the variability of our results of operations include:

•	changes in expectations as to our future financial performance;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships or capital commitments;

•	market acceptance of a new application and enhancements to our existing application by us or our competitors;

•	the amount of advertising and marketing that is available and spent on user acquisition campaigns;

•	disruptions in the availability of our application on third party platforms;

•	actual or perceived violations of privacy obligations and compromises of subscriber data;

•	the entrance of new competitors in our market whether by established companies or the entrance of new companies;

•	additions or departures of key personnel and the cost of attracting and retaining application developers and other software engineers; and

•	general market conditions, including market volatility.

Given the rapidly evolving industry in which we operate, our historical results of operations may not be useful in predicting our future results of operations.  In addition, metrics available from third parties regarding our industry and the performance of our application may not be indicative of our future financial performance.

Our common stock is usually thinly traded, you may be unable to sell at or near ask prices or at all and the price of our common stock may be volatile.

The shares of our common stock have usually been thinly-traded on the OTCQB Marketplace (the “OTCQB”), meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on stock price.  A broader or more active public trading market for our common stock may not develop or be sustained, and the current trading level of our common stock may not be sustained.  Due to these conditions, you may be unable to sell your common stock at or near ask prices or at all if you desire to sell shares of common stock.

Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so.  The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

Clifford Lerner’s control may prevent you from directing the course of our operations and may affect the price of our common stock.

Clifford Lerner beneficially owned 30,250,000 shares of common stock as of March 18, 2014. As long as Mr. Lerner beneficially owns more than 50% of our outstanding shares, he will be able to elect our entire Board of Directors, control all matters that require a stockholder vote (such as mergers, acquisitions and other business combinations) and exercise control over our management and operations. This concentration of ownership could result in a reduction in value to the common stock you own because of ineffective voting power, and could delay or prevent us from undergoing a change of control in the future on terms that other stockholders may desire. In addition, the interests of Mr. Lerner and our minority stockholders may not always be the same, and this concentration of voting power may lead to stockholder votes that are inconsistent with the best interests of our minority stockholders or our best interests as a whole.

The large number of shares issuable upon exercise of warrants could have an adverse effect on our stock price.

In January 2011, we issued warrants to purchase an aggregate of 2,380,000 shares of common stock with an exercise price of $2.50 per share to investors and a placement agent.  The price of our common stock could significantly decline if such persons elect to exercise their warrants and sell shares in the market at times when there are not a corresponding number of investors willing to purchase such shares at the asked prices.  In addition, the large number of outstanding warrants may cause an overhang on the market and prevent the market price of the common stock from rising above the warrant exercise price.

Delaware law and our Certificate of Incorporation and Amended and Restated By-Laws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Under our Certification of Incorporation, our Board of Directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, preferences and the qualifications, limitations or restrictions of the preferred stock. Accordingly, we may issue shares of preferred stock with a preference over our common stock with respect to dividends or distributions on liquidation or dissolution, or that may otherwise adversely affect the voting or other rights of the holders of common stock. Issuances of preferred stock, depending upon the rights, preferences and designations of the preferred stock, may have the effect of delaying, deterring or preventing a change of control, even if that change of control might benefit our stockholders.

We are also subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

We are not subject to certain corporate governance provisions of the Sarbanes-Oxley Act.

Since our common stock is not listed for trading on a national securities exchange, we are not subject to certain of the corporate governance requirements established by the national securities exchanges pursuant to the Sarbanes-Oxley Act. These include rules relating to independent directors, audit and compensation committees, appointment of an audit committee financial expert and the adoption of a code of ethics.  Unless we voluntarily elect to fully comply with those obligations, which we have not done to date, the protections that these corporate governance provisions were enacted to provide will not exist with respect to us.  While we may apply to have our securities listed for trading on a national securities exchange in the future, which would require us to fully comply with those obligations, we cannot assure you that we will make such application, that we would be able to satisfy applicable listing standards, or if we did satisfy such standards, that we would be successful in continuing to meet such listing standards.  Even if we were listed on a national securities exchange as a controlled company, we would not be subject to certain corporate governance requirements.

If we fail to remain current on our reporting requirements, we could be removed from the OTCQB, which would limit the ability of broker-dealers to sell our common stock and the ability of stockholders to sell their common stock in the secondary market.

Companies trading on the OTCQB must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and must be current in their filings under the Exchange Act to maintain price quotation privileges on the OTCQB.  If we fail to remain current on our reporting requirements, we could be removed from the OTCQB.  As a result, the liquidity for our common stock could be adversely affected by limiting the ability of broker-dealers to sell our common stock and the ability of stockholders to sell their common stock in the secondary market.

We do not expect to pay dividends and stockholders should not expect to receive dividends.

We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, stockholders will only realize an economic gain on their investment in our common stock if the price appreciates. Stockholders should not purchase our common stock expecting to receive cash dividends. Because we currently do not pay dividends, and there may be limited trading in our common stock, stockholders may not have any manner to liquidate or receive any payment on their common stock. Therefore, our failure to pay dividends may cause stockholders to not see any return on their common stock even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds which could affect our ability to expand our business operations.

We have incurred and will continue to incur substantial costs as a result of being a reporting company.

We have faced and will continue to face substantial legal, accounting, administrative and other costs as a result of being a publicly reporting company. In addition to the requirements of the Sarbanes-Oxley Act, rules implemented by the SEC and the Public Company Accounting Oversight Board have required changes in the corporate governance practices of public companies. We expect these rules and regulations will require us to incur significant legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. For example, we intend to add independent directors to form an independent audit committee and adopt policies regarding internal control over financial reporting and disclosure controls and procedures.

Sales of substantial amounts of our common stock in the public market, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale.

We may issue shares of our common stock or securities convertible into our common stock from time to time in the future in connection with financings, acquisitions, investments or otherwise. Any such issuance could result in ownership dilution to our existing stockholders and cause the trading price of our common stock to decline.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the resale of our common stock will go to the selling stockholders as described below in the sections entitled “Selling Stockholders” and “Plan of Distribution”.  We have agreed to bear the expenses relating to the registration of the common stock for the selling stockholders.

A portion of the shares of common stock covered by this prospectus are issuable upon exercise of the Warrants.  We may receive proceeds in the event some or all of the Warrants held by the selling stockholders are exercised for cash.  Any proceeds received from the exercise of the Warrants will be used for working capital and other general corporate purposes.

DETERMINATION OF OFFERING PRICE

The prices at which the shares or common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of our common stock, by negotiations between the selling stockholders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

SELLING STOCKHOLDERS

The common stock being offered for resale by the selling stockholders consists of up to 4,117,500 shares of our common stock, consisting of (i) 1,775,000 shares of our common stock, (ii) 2,087,500 shares of common stock issuable upon the exercise of the Investor Warrants held by 13 holders and (iii) 255,000 shares of common stock issuable upon the exercise of the Placement Warrants held by three holders.

The following table sets forth the name of the selling stockholders, the number of shares of common stock beneficially owned by each of the selling stockholders as of April 4, 2011, as updated by information made known to the Company on or prior to March 18, 2014, and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus.  All information with respect to share ownership has been previously furnished by the selling stockholders.

Name	Shares Beneficially Owned Prior to Offering	Shares to be Offered*	Amount Beneficially Owned after Offering	Percentage Beneficially Owned after Offering
Anson Investments Master Fund LP (1)	450,000	450,000	0	0%
Midsummer Ventures, LP (2)	125,000	125,000	0	0%
Taylor International Fund, Ltd. (3)	187,500	187,500	0	0%
Verition Multi-Strategy Master Fund Ltd. (4)	187,500	187,500	0	0%
Warberg Opportunistic Trading Fund LP (5)	212,500	212,500	0	0%
Brio Capital LP (6)	150,000	150,000	0	0%
Empery Asset Master, Ltd (7)	125,000	125,000	0	0%
Hartz Capital Investments, LLC (8)	187,500	187,500	0	0%
Rockmore Investment Master Fund Ltd (9)	375,000	375,000	0	0%
Highbridge International, LLC (10)	375,000	375,000	0	0%
Iroquois Master Fund Ltd. (11)	262,500	262,500	0	0%
Cranshire Capital LP and Cranshire Capital Master Fund, Ltd. (12)	125,000	125,000	0	0%
Freestone Advantage Partners, LP (13)	25,000	25,000	0	0%
GCA Strategic Investment Fund Limited (14)	75,000	75,000	0	0%
OTA LLC (15)	178,500	178,500	0	0%
Craig Schwabe (16)	51,000	51,000	0	0%
Noam Rubinstein (17)	25,500	25,500	0	0%
Pipe Co. (18)	1,000,000	1,000,000	0	0%

* This may include shares of common stock sold prior to the date hereof.

(1)
Consisting of 300,000 shares of our common stock and 150,000 shares of our common stock underlying the Warrant issued to Anson Investments Master Fund LP. Moez Kassam is the Portfolio Manager of Anson Investments Master Fund LP and has voting and dispositive power over the shares beneficially owned by Anson Investments Master Fund LP.

(2)
Consisting of 125,000 shares of our common stock underlying the Warrant issued to Midsummer Ventures, LP ("Midsummer Ventures").  Midsummer Capital, LLC (“Midsummer Capital”) is the general partner of Midsummer Ventures and consequently has voting and dispositive power over securities held by Midsummer Ventures.  Alan Benaim and Joshua Thomas have voting and dispositive power over the securities beneficially owned by Midsummer Capital.  As a result of the foregoing, each of Midsummer Capital and Messrs. Benaim and Thomas may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the shares of common stock beneficially owned by Midsummer Ventures.

(3)
Consisting of 125,000 shares of our common stock and 62,500 shares of our common stock underlying the Warrant issued to Taylor International Fund, Ltd. (“Taylor International”). Taylor Assets Management, Inc. (“Taylor Assets Management”) is the general partner of Taylor International and consequently has voting control over securities held by Taylor International. Robert J. Kirkland, President of Taylor Assets Management, has voting control over Taylor Assets Management.  As a result of the foregoing, each of Taylor Assets Management and Robert J. Kirkland may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the shares of common stock beneficially owned by Taylor International.

(4)
Consisting of 125,000 shares of our common stock and 62,500 shares of our common stock underlying the Warrant issued to Verition Multi-Strategy Master Fund Ltd.  Verition Fund Management LLC serves as the investment manager to Verition Multi-Strategy Master Fund Ltd.  In such capacity, Verition Fund Management LLC may be deemed to have voting and investment power with respect to the shares held by Verition Multi-Strategy Master Fund Ltd.  Nicholas Maounis is currently the managing member of Verition Fund Management LLC and in such capacity may be deemed to have voting and investment power with respect to the shares held by Verition Multi-Strategy Master Fund Ltd.  Mr. Maounis disclaims beneficial ownership within the meaning of Rule 16a-1(a)(2) under the Exchange Act in the securities owned by Verition Fund Management LLC except to the extent, if any, of his pecuniary interest therein.

(5)
Consisting of 100,000 shares of our common stock and 112,500 shares of our common stock underlying the Warrants issued to Warberg Opportunistic Trading Fund LP. Jonathon Blumberg is the Manager of Warberg Opportunistic Trading Fund LP. and has voting and dispositive power over the shares beneficially owned by Warberg Opportunistic Trading Fund LP.

(6)
Consisting of 100,000 shares of our common stock and 50,000 shares of our common stock underlying the Warrant issued to Brio Capital LP. Shaye Hirsch is the Managing Partner of Brio Capital LP and has voting and dispositive power over the shares beneficially owned by Brio Capital LP.

(7)
Consisting of 125,000 shares of our common stock issued to Empery Asset Master Ltd. Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd (“EAM”) has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(8)
Consisting of 125,000 shares of our common stock and 62,500 shares of our common stock underlying the Warrant issued to Hartz Capital Investments, LLC. Empery Asset Management LP, the authorized agent of Hartz Capital Investments, LLC (“HCI”) has discretionary authority to vote and dispose of the shares held by HCI and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by HCI. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(9)
Consisting of 250,000 shares of our common stock and 125,000 shares of our common stock underlying the Warrant issued to Rockmore Investment Master Fund Ltd.  Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”) serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, which invests all of its assets through Rockmore Investment Master Fund Ltd. (“Rockmore Master Fund”). As a result of the foregoing, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund, and Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Brian Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund.

(10)
Consisting of 250,000 shares of our common stock and 125,000 shares of our common stock underlying the Warrant issued to Highbridge International, LLC. Highbridge Capital Management, LLC is the trading manager of Highbridge International, LLC and has voting and dispositive power over the shares beneficially owned by Highbridge International, LLC.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.

(11)
Consisting of 175,000 shares of our common stock and 87,500 shares of our common stock underlying the Warrant issued to Iroquois Master Fund Ltd. Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd (“IMF”).  Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF.  As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF.  As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by IMF. Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

(12)
Consists of 112,500 shares of common stock underlying the Warrant issued to Cranshire Capital, LP (“Cranshire Capital”) and 12,500 shares of common stock underlying the Warrant issued to Cranshire Capital Master Fund, Ltd. (“Cranshire Master”).  Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of both Cranshire Capital and Cranshire Master and has voting control and investment discretion over securities held by both. Mitchell P. Kopin, the president, the sole member and the sole manager of CCA, has voting control over CCA. As a result of the foregoing, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Cranshire Master Fund.

(13)
Consisting of 25,000 shares of our common stock issued to Freestone Advantage Partners, LP. Downsview is the investment manager for a managed account of Freestone Advantage Partners, LP and consequently has voting control and investment discretion over securities held in such account. Mitchell P. Kopin, President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the shares held in such account which are being registered hereunder.

(14)
Consisting of 75,000 shares of our common stock issued to GCA Strategic Investment Fund Limited.  Lewis N. Lester Sr. is the Director of GCA Strategic Investment Fund Limited and has voting and dispositive power over the shares beneficially owned by GCA Strategic Investment Fund Limited.

(15)
Consisting of 178,500 shares of our common stock underlying the Warrant held by OTA LLC.  Ira Leventhal is the Senior Managing Director of OTA LLC and has voting and dispositive power over the shares beneficially owned by OTA LLC.

(16)	Consisting of 51,000 shares of our common stock underlying the Warrant issued to Craig Schwabe.
(17)	Consisting of 25,500 shares of our common stock underlying the Warrant issued to Noam Rubinstein.
(18)	Consisting of 1,000,000 shares of our commons stock underlying the Warrant issued to Pipe Co.

To our knowledge, except for Craig Schwabe and Noam Rubinstein, none of the selling stockholders or their beneficial owners:

•	has had a material relationship with us other than as a stockholder at any time within the past three years;

•	has ever been one of our officers or directors or an officer or director of our predecessors or affiliates; or

•
are broker-dealers or affiliated with broker-dealers. Craig Schwabe and Noam Rubinstein are employees of H.C. Wainwright & Co., LLC, a registered broker-dealer and each of them received warrants as compensation for investment banking services.

PLAN OF DISTRIBUTION

The common stock being offered for resale by the selling stockholders consists of 4,117,500 shares of our common stock, including (i) 1,775,000 shares of our common stock, (ii) 2,087,500 shares of common stock issuable upon the exercise of the Investor Warrants held by 13 holders and (iii) 255,000 shares of common stock issuable upon the exercise of the Placement Warrants held by three holders.

This prospectus relates to the resale of up to 4,117,500 shares, including (i) 1,775,000 shares of common stock issued in the private placement that closed on January 19, 2011, and (ii) 2,342,500 shares of common stock issuable upon exercise of the Warrants, each held by certain selling stockholders.

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, the common stock covered by this prospectus which qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Our common stock is quoted on the OTCQB under the symbol “STVI.”

DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of our common stock, par value $0.001 and 10,000,000 shares of preferred stock, par value $0.001. As of March 18, 2014, 39,157,826 shares of common stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding.

(a) Common Stock. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our certificate of incorporation, as amended, and by-laws, as amended, do not provide for cumulative voting rights in the election of directors. Accordingly, a plurality of the votes cast in any election of directors may elect the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities. Holders of common stock have no preemptive, conversion or redemption rights.

(b) Preferred Stock. Our board of directors has the authority, within the limitations and restrictions in our amended certificate of incorporation, as amended, to issue 10,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights thereof, including, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including voting rights, of the holders of our common stock. In some circumstances, this issuance could have the effect of decreasing the market price of our common stock. We currently do not have plans to issue any shares of preferred stock.

(c) Warrants.  We have issued a number of five-year Investor Warrants to purchase 2,087,500 shares of common stock, exercisable at a price of $2.50 per share to certain accredited investors. The number of shares of common stock to be received upon the exercise of the Investor Warrants and the exercise price of the Investor Warrants are subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock that occur after January 19, 2011.

(d) Placement Agent Warrants. Rodman & Renshaw LLC acted as our exclusive placement agent in connection with the private placement that closed on January 19, 2011. For the placement agent services in connection with the offering of total, (i) we paid a cash placement fee equal to 6% of the aggregate purchase price paid by investors that were placed securities in the offering, and we agreed to pay a cash fee equal to 6% of the aggregate cash exercise price to be received by us upon the exercise of the Investor Warrants, payable only in the event of the receipt by the Company of any proceeds of such cash exercise, and (ii) we issued to the placement agent five-year Placement Warrants to purchase 255,000 shares of our common stock equal to 6% of the aggregate number of shares of common stock issued in the offering, which have the same terms, including exercise price and registration rights, as the Investor Warrants issued to the investors in the offering. The number of shares of common stock to be received upon the exercise of the Placement Warrants and the exercise price of the Placement Warrants are subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock that occur after January 19, 2011.

DESCRIPTION OF BUSINESS

Overview

We are an Internet company providing services in the expanding social dating market.  We own and operate a social dating software application under our AYI brand (formerly known as AreYouInterested.com) that can be accessed on Facebook®, mobile devices such as iPhone® and Android®, and a stand-alone website.  Our application is fully integrated across these gateways and incorporates the Facebook Connect® integration tool, which enables users to easily “connect” their Facebook profile to our website.  Since August 2007, AYI has been one of the leading dating applications on Facebook based on the number of DAUs and MAUs.

As of March 18, 2014, we had more than 2.0 million MAUs of AYI across all of our platforms.  We primarily generate revenue from subscription fees and, as of March 18, 2014, we had approximately 89,000 active subscribers. The number of our DAUs and MAUs, which includes non-paying users and paying subscribers, varies greatly on a daily and monthly basis, and is greater than the number of our active subscribers for any same measurement period.

We believe that our extensive user base, which includes more than 25 million Facebook connected users and more than 2.0 billion pieces of structured interest data, allows us to create a favorable experience for users looking to meet people with mutual friends or similar interests.

Our Application

We have developed and published AYI, a social dating application that can be accessed on Facebook, mobile devices such as iPhone and Android and a stand-alone website. Based on the number of DAUs and MAUs, AYI is one of the leading social dating applications on Facebook and it attracts a demographically and geographically diverse user base.

We have integrated AYI with Facebook so that the application imports information from a user’s Facebook profile (with the user’s permission), including the user’s photos, friends and interest data.  Using this information, AYI has designed features around mutual friends and interests that improve the online dating experience and more closely mirror the way singles traditionally meet offline. AYI’s feature set is continually updated with new features to increase user engagement, make users more social and to increase the number of users that are converted to paying subscribers.

The majority of users have Facebook connected profiles, which allows them to easily import photos, likes and interests from their Facebook profiles to create a personal profile on AYI in a few clicks. For users with Facebook connected profiles, their AYI profiles are updated in real time as they add interests on Facebook.  Users can also join AYI without a Facebook connected profile, by creating a personal profile that is connected to their email address.  Once a profile has been created, AYI users are able to search for potential matches, including other singles with mutual friends or similar interests.

AYI’s easy-to-use “browse” function allows users to view profiles of other users and indicate if they are “interested” in a user by either clicking on a “yes” or “skip” button above the picture of that user or by sending a message when viewing that user’s profile.  Users are notified when another user has clicked “yes” on their profile or if they have received a message from another user. AYI’s “friends of friends” function allows users to search for other users that have mutual friends and its advanced search function allows users to view profiles of other users with mutual friends or similar interests.

AYI operates on a “freemium” model, where certain application features are free to all users and other features are only available to paid subscribers. All users are allowed to send create a profile, browse, search and view other user’s profiles, send instant messages and send an initial message to any user.  Unlimited messaging and other premium features require a paid subscription. For additional information regarding these different feature sets, please see the graphic below.

Application Development

Our application development processes are designed to enable us to rapidly and cost effectively develop our application to meet the expectations and preferences of users and the requirements of the third party platforms on which we offer our application.  These processes include a sophisticated A/B testing framework that allows us to run a significant number of statistically relevant tests on AYI at any given time.  We can test new features, new functionality, design changes, changes to our proprietary algorithms, etc. and compare the results to control groups to see if they improve the conversion of users into paying subscribers.  We have also integrated Splunk into our data analytics and application development processes to provide a real-time granular analysis of user behavior and an ability to “lock-in” features that outperform their relevant control groups.

The majority of our logins occur through third party platforms.  We believe we provide value to these third party platforms by (i) creating and maintaining user engagement on, and integrating with, the platforms, (ii) driving traffic to the platforms to generate advertising revenue for such platforms, including through the placement of advertisements on our application, and (iii) directly purchasing advertising from the platforms.

While the majority of our users continue to access the application through the Facebook platform, we have seen significant increases in activity across our mobile platforms during 2013. For example, in December 2013, approximately 30% of logins to AYI were made through a mobile device as compared to 16% of logins to AYI being made through a mobile device in December 2012.  We plan to continue to develop and support AYI on Facebook, iPhone, Android, web and mobile web.

With our network of more than 2.0 million MAUs of AYI across all of our platforms as of March 18, 2014, along with the vast amount of data that we have accumulated for several years across multiple platforms, we believe that leveraging this user base and data therefrom in conjunction with Facebook platform’s real-time application programming interface allows us to create a one-of-a-kind experience for users looking to meet people with mutual friends or similar interests.

Our Strengths

Since our inception, we have developed and are leveraging the following key strengths of our business model:

•
Differentiated Functionality. We have developed many different and popular social dating features for AYI, including the ability to search for other users that have mutual friends or similar interests. AYI’s integration with Facebook allows users to incorporate these unique features into the online dating experience by taking over 2.0 billion pieces of structured interest data provided through over 25 million Facebook connected profiles and searching this data for matches using these features.

•
A/B Testing. Our application development processes include a sophisticated A/B testing framework that allows us to run a significant number of statistically relevant tests on AYI at any given time.  We can test new features, new functionality, design changes, changes to our proprietary algorithms and compare the results to control groups to see if they improve the conversion of users into paying subscribers.  We have also integrated Splunk Enterprise software into our data analytics and application development processes to provide a real-time granular analysis of user behavior and an ability to “lock-in” features that outperform their relevant control groups.

•
Large and Global Community of Users. As of March 18, 2014, we had over 71 million installations, 25 million Facebook connected profiles.  Since August 2007, AYI has been one of the leading social dating applications on Facebook based on the publicly reported number of DAUs and MAUs. We believe that our extensive user base and number of Facebook connected profiles allows us to create a favorable experience for users looking to meet people with mutual friends or similar interests.

•
Scalable Application and Operations.  From March 2011 until March 2014, we grew our operations from approximately 21 employees to approximately 41 employees (including 20 engineers), relocated our principal executive offices, hired a Chief Operating Officer and moved our managed hosting data center to a co-located facility. In addition, we redesigned AYI to focus on interest-based matching and officially launched the redesigned AYI in 2012. We anticipate increasing our user base and revenues without substantially increasing our fixed costs and expenses in the future.

•
Powerful Network Effect. As more users install AYI and purchase subscriptions, we increase the breadth and depth of potential matches for other users, attracting more users to AYI and enhancing the value of our application to existing and future users and subscribers.

•
Extensive Experience on Facebook.  Since 2007, we have offered users a social dating application through the Facebook platform. Since AYI was one of the first social dating applications available on Facebook, we have extensive experience with social networking and online dating, which has allowed us to develop a social dating application with compelling and relevant features.

Our Strategy

Our strategy includes the following key components:

•
Increase Our Subscriber Base. We plan to invest in user acquisition campaigns to promote AYI and to increase the number of users and paid subscribers. We believe that if we substantially increase the number of users and paid subscribers and, therefore, our revenues, we will generate positive cash flow from operations.

•
New Feature Development.  We plan to continue to develop and test new features for AYI to increase user engagement, make users more social and to increase the number of users that are converted to paying subscribers.

•
Build a Recognizable Brand.  We have expanded our marketing department and have utilized advertising, blogging and other social media to build a recognizable social dating brand. We expect that creating a recognizable brand will increase visibility and trust with our users and lead to higher user conversion and retention rates.

Marketing Strategy

Our initial user base for the AYI brand was cultivated primarily through Facebook’s viral channels.  Our current marketing activities aim to raise awareness of the AYI brand and attract subscribers by promoting the unique content and quality of our application and services.  We primarily advertise through Internet and mobile advertising and run hundreds of user acquisition campaigns at any given time, targeting various classifications of users. We have two full-time media buyers and in-house tools to track and measure the success of our advertising campaigns.

Payment Options

Our users have a variety of methods by which to purchase subscriptions to AYI.  Users can pay by credit card, electronic check, PayPal, Fortumo, or as an In-App purchase through Apple Inc.’s iPhone App Store.  Pursuant to Apple Inc.’s terms of service, Apple Inc. retains 30% of the revenue that is generated from sales on our iPhone application through In-App purchases in the United States.  Regardless of which payment method is utilized, users may access AYI through any of the gateways we offer.

Competition

We face substantial competition from online dating websites such as eHarmony.com, POF.com, Match.com or other IAC/InterActiveCorp. properties, as well as Facebook application providers in the online dating space such as Zoosk, Badoo, Cupid and MeetMe.  We believe that users often utilize multiple dating websites or applications, and the use of one dating website or application is not necessarily to the exclusion of others.

Achieving a critical mass of subscribers is crucial for online dating websites and online dating applications.  As a result of our user base, we believe we are well-positioned to continue as a leader in social dating.  We believe that our user base also allows us to compete favorably in the marketplace with future applications that we may offer.  Additionally, we seek to offer applications and services that are unique in the industry, superior in quality, and more appealing than those of our competitors. Additionally, we believe that we have the tools and certain inherent efficiencies to attract new users through Facebook at a lower cost per subscriber than certain of our traditional online dating competitors.  We also believe that the industry offers substantial room for growth as social networking application platforms and mobile platforms continue to expand and as the Internet becomes more of a socially-acceptable method for finding a mate.

Patent and Trademarks

To establish and protect our proprietary rights, we rely on a combination of trademarks, copyrights, trade secrets, license agreements, patent applications, confidentiality agreements and other contractual rights. We have two registered trademarks in the United States for “Snap Interactive”; three registered trademarks for “Are You Interested?” and variations thereof in the United States, including several pending applications and registrations in other countries; a registered trademark for a question-mark-heart logo in the United States and a pending application for “ayi” in the United States.  We are also pursuing patents related to certain feature sets on the AYI brand currently under development.

Governmental Regulations

We are subject to a number of U.S. federal and state laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and being litigated in the courts and could be interpreted in ways that could harm our business.  These laws and regulations may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online payment services.  In particular, we are subject to federal and state laws regarding privacy and protection of user data, which are constantly evolving and can be subject to significant change.  We are also subject to diverse and evolving laws and regulations in other countries in which we operate. The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly-evolving industry in which we operate.  Because our dating application is accessible worldwide and used by residents of some foreign countries, foreign jurisdictions may claim that we must comply with foreign laws, even in jurisdictions in which we have no local business entity, employees or infrastructure.

We are also subject to federal laws and regulations regarding content, privacy and the protection of user data, including The Communications Decency Act of 1996, as amended (“The Communications Decency Act”), The Children’s Online Privacy Protection Act of 1998, as amended, The Digital Millennium Copyright Act, The Electronic Communications Privacy Act of 1986, as amended, the USA PATRIOT Act of 2001, and the Controlling the Assault of Non-Solicited Pornography And Marketing (“CAN-SPAM”) Act of 2003, among others.  The Digital Millennium Copyright Act limits our liability as an online service provider for linking to or hosting third-party content that infringes copyrights.  The Communications Decency Act provides statutory protections to online service providers like us who distribute third-party content.  The Children’s Online Privacy Protection Act restricts the ability of online service providers to collect personal information from children under 13.  Congress, the Federal Trade Commission (“FTC”) and many states have promulgated laws and regulations regarding email advertising, including the CAN-SPAM Act.  Any changes in these laws or judicial interpretations narrowing the protections of these laws may subject us to increased risk, increased costs of compliance, and limits on the operation of certain parts of our business.

Growing public concern about privacy and the use of personal information may subject us to increased regulatory scrutiny.  The FTC has, over the last few years, begun investigating companies that have used personally identifiable information in a deceptive or unfair manner or in violation of a posted privacy policy. If we are accused of violating the terms of our privacy policy, we may be forced to expend significant financial and managerial resources to defend against an FTC enforcement action.  Our user database holds the personal information of our users and subscribers residing in the United States and other countries, and we could be sued by those users if any of the information is misappropriated.  Further, Connecticut, New York, Florida, Texas and New Jersey each have enacted legislation requiring us to display safety warnings and disclosures to users that we do not conduct background checks.

In addition, many states have passed laws requiring notification to users when there is a security breach for personal data resulting in unauthorized disclosure, such as California’s Information Practices Act.  Nevada has enacted a law prohibiting businesses from transferring a customer’s personal information through an electronic transmission, unless that information is encrypted. Massachusetts has adopted regulations that require businesses to encrypt personal data sent over the Internet.  In addition, the Massachusetts law also requires encryption of data on laptops, flash drives, and other portable devices.  Both of these laws purport to apply to anyone who owns, stores, or maintains personal information about those states’ residents.  Other states are considering enacting similar legislation.  The costs of compliance with these state laws may increase in the future as a result of changes in interpretation.  Any failure by us to adequately protect our users’ privacy and data could result in loss of user confidence in our application and services and ultimately in a loss of subscribers, which could adversely affect our business.

There are a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection that could, if adopted, have an adverse effect on our business. We are unable to determine if and when such legislation may be adopted.  Many jurisdictions, including the European Union, have adopted breach notification and other data protection notification laws designed to prevent unauthorized disclosure of personally identifiable information.  The interpretation and application of data protection laws in the United States, Europe and elsewhere are still uncertain and in flux.  It is possible that these laws may be interpreted and enforced in a manner that is inconsistent with our current data practices.

While online personals services are not currently required to verify the age or identity of members, or to run criminal background checks, legislation in this area has been proposed over the last few years in Ohio, Texas, California, Michigan, New Jersey, Florida and Virginia.  Companies that provide personals services are not currently subject to the same type of regulation as companies deemed “dating service” providers.  However, if a court holds that we are legally providing “dating services” as defined in the relevant regulations, we may be required to comply with additional state regulations.

In addition, rising concern about the use of social networking technologies for illegal conduct may in the future produce legislation or other governmental action that could require changes to our application or restrict or impose additional costs upon the conduct of our business.  These regulatory and legislative developments, including excessive taxation, may prevent or significantly limit our ability to expand our business.

Employees

As of March 18, 2014, we had 41 employees, all of whom are employed on a full-time basis. We believe that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

Properties

Our principal executive office is located at 462 7th Avenue, 4th Floor, New York, NY 10018.  We currently do not own any real property.  We lease approximately 9,000 square feet of office space, and our office rental expense on a monthly basis is approximately $25,000.  The office lease term for our principal executive office runs through March 2015.  Our wholly owned subsidiaries, SNAP Mobile Limited and eTwine Inc., also operate out of our principal executive office.  We also lease storage space in Secaucus, New Jersey for our data center.

Legal Proceedings

There are no material pending legal proceedings to which we are a party or of which any of our property is the subject.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is quoted on the OTCQB under the symbol “STVI.”  The following table sets forth the range of the quarterly high and low bid price information for the fiscal quarters indicated as reported by the OTCQB.

	High Bid* ($)	Low Bid* ($)
2014
First Quarter (through March 31, 2014)	$0.51	$0.27

2013
Fourth Quarter	$0.91	$0.35
Third Quarter	1.14	0.52
Second Quarter	0.84	0.40
First Quarter	1.31	0.55

2012
Fourth Quarter	$1.30	$0.51
Third Quarter	1.51	0.96
Second Quarter	1.95	1.02
First Quarter	2.37	0.62

* The over-the-counter market quotations of the bid prices reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

The market price of our common stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market, and other factors, over many of which we have little or no control. In addition, broad market fluctuations, as well as general economic, business and political conditions, may adversely affect the market for our common stock, regardless of our actual or projected performance.

Holders

As of March 18, 2014, there were approximately 27 holders of record of our common stock.  This does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

Dividends

We have never declared or paid dividends on our common stock.  We do not anticipate paying any dividends on our common stock in the foreseeable future.  We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.  Any future determination to declare dividends will be subject to the discretion of our Board of Directors and will depend on various factors, including applicable Delaware law, future earnings, capital requirements, results of operations and any other relevant factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results.  The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto included in “Financial Statements and Supplementary Data.”

Forward-Looking Statements

In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions.  See “Forward-Looking Statements.”  Our results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors.”

Overview

We are an Internet company providing services in the expanding social dating market.  We own and operate a social dating software application under our AYI brand (formerly known as AreYouInterested.com) that can be accessed on Facebook, mobile devices such as iPhone and Android, and a stand-alone website.  Our application is fully integrated across these gateways and incorporates the Facebook Connect integration tool, which enables users to easily “connect” their Facebook profile to our website.  Since August 2007, AYI has been one of the leading dating applications on Facebook based on the number of DAUs and MAUs.

As of March 18, 2014, we had more than 2.0 million MAUs of AYI across all of our platforms.  We primarily generate revenue from subscription fees and, as of March 18, 2014, we had approximately 89,000 active subscribers.  The number of our DAUs and MAUs, which includes non-paying users and paying subscribers, varies greatly on a daily and monthly basis, and is greater than the number of our active subscribers for any same measurement period.

We believe that the number of active subscribers and new subscription transactions are key operating metrics, and we plan to increase these metrics by increasing user acquisition campaigns, building a recognizable brand and increasing user engagement on AYI through the development of a superior feature set.

We believe that our extensive user base, which includes more than 25 million Facebook connected users and more than 2.0 billion pieces of structured interest data, allows us to create a favorable experience for users looking to meet people with mutual friends or similar interests.

Operational Highlights and Objectives

During the year ended December 31, 2013, we executed key components of our 2013 objectives, including:

•	We acquired and transitioned to the AYI.com domain name from the AreYouInterested.com domain name;

•	We rebranded to “AYI”, a shorter name that is easier for our users to remember;

•	We launched new “social” features for AYI that are designed to integrate a user’s interest and social graphs into the online dating experience;

•	We launched our blog, “The Data of Dating”, which has generated posts that have been picked up in several top-tier publications, including USA Today, Glamour, Cosmo.com, Buzzfeed and the NY Post; and

•	We began to grow our active subscribers from 75,000 subscribers in August 2013 to 78,000 subscribers in December 2013.

During 2013, we stabilized our advertising and marketing expenses (at a substantially reduced rate compared to 2012) to preserve liquidity as we continued to test and launch new features.  We began increasing our advertising and marketing expenses during the fourth quarter of 2013, as compared to the first three quarters of 2013. As a result of these actions, we experienced:

•	a significant decrease both revenue and bookings in 2013, as compared to 2012;

•	a decrease in the number of active subscribers during 2013, as compared to 2012; and

•	an increase in loss from operations for 2013, as compared to 2012.

We are continuing to add new features that we expect will increase user engagement and improve rates at which users are converted into paying subscribers.  During 2013, our advertising and marketing expenses were 58% lower than 2012, which resulted in declines in revenue, bookings and active subscribers. We anticipate increasing our advertising and marketing expenses which we expect will increase revenue, bookings and our active subscribers.

For 2014, our business objectives include:

•	Growing our base of active subscribers;

•	Conducting a debt or equity financing to improve our financial position;

•	Continuing to build out our “social” features to improve the online dating experience for all of our users;

•	Building a recognizable brand for AYI by expanding our advertising and marketing efforts beyond pure user acquisition; and

•	Increasing our rate of advertising and marketing expenditures to increase traffic for the AYI brand.

Sources of Revenue

We operate AYI so that users can utilize the application and search for matches for free.  We generate revenue primarily when users purchase a subscription to obtain unlimited messaging and certain other premium features on our application.  We also generate a small portion of our revenue through micro-transactions that allow users to access certain other premium features and advertisements on our application.

Subscription. We provide our users with the opportunity to purchase a subscription that provides for unlimited messaging and other premium features for the length of the subscription term. We believe that users choose to become paid subscribers to better communicate with potential matches and to enhance the online dating experience.  We believe that users are more likely to purchase subscriptions when they have mutual friends or similar interests with other users.

Facebook is currently the primary platform for our application. The majority of our revenue is generated from subscriptions originating through the Facebook platform, and a significant amount of our revenue is being generated from subscriptions through mobile platforms.

Users can purchase subscriptions through various payment methods including credit card, electronic check, PayPal, Fortumo, or as an In-App purchase through Apple Inc.’s iPhone App Store.  Pursuant to Apple Inc.’s terms of service, Apple Inc. retains 30% of the revenue that is generated from sales on our iPhone application through In-App purchases in the United States.

We recognize revenue from monthly premium subscription fees in the month in which the services are provided during the subscription term.

Micro-transactions. We introduced micro-transactions in August 2012 in conjunction with the launch of the redesigned AYI application to allow users to access certain premium features by paying for such features without purchasing a recurring subscription.  While micro-transactions are not currently a significant driver of revenue, we believe that such micro-transactions may increase user engagement with the application and the likelihood that users will become a paid subscriber.  Revenue from micro-transactions is recognized over a two-month period.

Advertising.  Advertising revenue is a small portion of our revenue and primarily consists of revenue from our display ads.  We generally report our advertising revenue net of amounts due to agencies, brokers and counterparties.  The Company recognizes advertising revenue as earned on a click-through, impression, registration or subscription basis.  When a user clicks an advertisement (CPC basis), views an advertisement impression (CPM basis), registers for an external website via an advertisement clicked on through the Company’s application (CPA basis), or clicks on an offer to subscribe to premium features on the Company’s applications, the contract amount is recognized as revenue.

In December 2013, the Company entered into a three month partnership with Match.com L.L.C, whereby the Company received an upfront payment in exchange for developing various integrations of Match.com L.L.C’s dating properties into the core AYI.com experience.  The upfront payment was recognized on the Company’s Consolidated Balance Sheet at December 31, 2013 as deferred advertising revenue and will be amortized on the Company’s Consolidated Statement of Operations ratably upon the commencement of the three month term commencing on February 14, 2014.

Costs and Expenses

Programming, hosting and technology.  Our programming, hosting and technology expense includes salary and stock-based compensation for our engineers and developers, data center, domain name and other hosting expenses and software licensing fees and various other technology related expenses.

Compensation. Our compensation expense includes salary and stock-based compensation for management and employees (other than expense for engineers and developers recorded in programming, hosting and technology expenses above).

Professional fees. Our professional fees include fees paid to our independent accounting firm, legal expenses and various other professional fees and expenses incurred in our business.

Advertising and marketing. Our advertising and marketing expense consists of online advertising, primarily consisting of user acquisition campaigns.  We execute these campaigns through affiliate or affiliate networks that advertise or promote our application and earn a fee whenever visitors click through their advertisement to our application or website and create a profile on our application.  For our user acquisition campaigns, we pay to market and advertise our application across the Internet, including on Facebook and other third party platforms.

General and administrative.  Our general and administrative expense includes investor relations, public relations, credit card processing fees, overhead and various other employee related expenses.

Non-Operating Expenses

Gain (loss) on change in fair value of warrants.  Our outstanding warrants are considered derivative instruments that require liability classification and mark-to-market accounting.  Our warrant liability is marked-to-market at the end of each reporting period on our Consolidated Balance Sheet, with the changes in fair value reported in earnings on our Consolidated Statements of Operations. We have included the mark-to-market adjustment on warranty liability as a non-operating expense as we do not believe that it is indicative of our core operating results.

We use a custom model that, at each measurement date, calculates the fair value of the warrant liability using a Monte-Carlo style simulation that uses the following assumptions at each valuation date:  (i) closing stock price, (ii) contractual exercise price, (iii) remaining contractual term, (iv) historical volatility of the stock prices, (v) an adjusted volatility that incorporates a 10% incremental discount rate premium (a reduction of the volatility estimate) to reflect the lack of marketability of the warrants and (vi) risk-free interest rates that are commensurate with the term of the warrant.

An increase or decrease in the fair value of the warrant liability will increase or decrease the amount of our earnings, respectively, separate from income or loss from operations.  The primary cause of the change in the fair value of the warrant liability is the value of our common stock. If our common stock price goes up, the value of these derivatives will generally increase and if our common stock price goes down, the value of these derivatives will generally decrease.

Key Metrics

Our management relies on certain performance indicators to manage and evaluate our business.  The key performance indicators set forth below help us evaluate growth trends, establish budgets, measure the effectiveness of our advertising and marketing efforts and assess operational efficiencies.  We discuss total revenues and net cash used in operating activities under ‟Results of Operations” and ‟Liquidity and Capital Resources” below.  Deferred revenue and bookings, additional measures of our performance, are also discussed below.

	Year Ended
	December 31,
	2013	2012
Consolidated Statements of Operations Data:
Total revenues	$12,610,092	$19,246,736
Consolidated Balance Sheets Data:
Deferred subscription revenue (at period end)	$1,826,771	$2,524,229
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	$(4,174,187)	$(3,401,191)

Deferred Subscription Revenue

Revenues from multi-month subscriptions are recognized over the length of the subscription term rather than when the subscription is purchased.  Because a significant amount of our subscription sales occurred from subscriptions with a term of three or more months, we apportion that revenue over the duration of the subscription term even though it is collected in full at the time of purchase.  The difference between the gross cash receipts collected and the revenue recognized to date from those sales is reported as deferred revenue.

Bookings

Bookings is a financial measure representing the aggregate dollar value of subscription fees and micro-transactions received during the period but is not a financial measure that is calculated and presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”).  We calculate bookings as subscription revenue recognized during the period plus the change in deferred revenue recognized during the period.  We record subscription revenue from subscription fees and micro-transactions as deferred revenue and then recognize that revenue ratably over the length of the subscription term.  We use bookings internally in analyzing our financial results to assess operational performance and to assess the effectiveness of, and plan future, user acquisition campaigns.  We believe that this non-GAAP financial measure is useful in evaluating our business because we believe, as compared to subscription revenue, it is a better indicator of the subscription activity in a given period.  We believe that both management and investors benefit from referring to bookings in assessing our performance and when planning, forecasting and analyzing future periods.

While the factors that affect bookings and subscription revenue are generally the same, certain factors may affect subscription revenue more or less than such factors affect bookings in any period.  While we believe that bookings is useful in evaluating our business, it should be considered as supplemental in nature and it is not meant to be a substitute for subscription revenue recognized in accordance with GAAP.

The following table presents a reconciliation of subscription revenue to bookings for each of the periods presented:

	Year Ended
	December 31,
	2013	2012
Reconciliation of Subscription Revenue to Bookings
Subscription revenue	$12,560,856	$18,910,070
Change in deferred subscription revenue	(697,459)	(614,177)
Bookings	$11,863,397	$18,295,893

Limitations of Bookings

Some limitations of bookings as a financial measure include that:

•	Bookings does not reflect that we recognize revenue from subscription fees and micro-transactions over the length of the subscription term; and

•	Other companies, including companies in our industry, may calculate bookings differently or choose not to calculate bookings at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider bookings along with other financial performance measures, including total revenues, subscription revenue, deferred revenue, net income (loss) and our financial results presented in accordance with GAAP.

Results of Operations

The following table sets forth Consolidated Statements of Operations data for each of the periods indicated as a percentage of total revenues.

	Year Ended
	December 31,
	2013	2012
Total revenue	100.0%	100.0%
Costs and expenses:
Programming, hosting and technology expense	39.9%	23.3%
Compensation expense	33.1%	18.8%
Professional fees	8.0%	3.7%
Advertising and marketing expense	33.1%	51.3%
General and administrative expense	29.4%	20.3%
Total costs and expenses	143.5%	117.4%
Loss from operations	(43.5)%	(17.4)%
Interest income, net	0.0%	0.1%
Gain (loss) on change in fair value of warrants	11.7%	(3.5)%
Other income (expense)	0.0%	(0.1)%
Loss before provision for income taxes	(31.8)%	(20.9)%
Provision for income taxes	0.0%	0.0%
Net loss	(31.8)%	(20.9)%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Revenues decreased to $12,610,092 for the year ended December 31, 2013, from $19,246,736 for the year ended December 31, 2012.  The decrease was primarily related to lower revenues from subscriptions on the AYI brand in the year ended December 31, 2013 as compared to the year ended December 31, 2012.  We believe the decrease in revenues from subscriptions for the year ended December 31, 2013 primarily resulted from our reduced advertising and marketing expense for the period as compared to the year ended December 31, 2012.  We intentionally reduced our user acquisition campaigns from the second half of 2012 through January 2013, which primarily affected new subscriptions, while we focused on rebuilding, testing and optimizing the redesigned AYI application.  We maintained a stable level of user acquisition campaigns during 2013, but at a significantly reduced rate as compared to 2012.  We have recently begun to increase our user acquisition campaigns and expect to increase our advertising and marketing expense for 2014 as compared to 2013.

The following table sets forth our subscription revenue, advertising revenue and total revenues for the year ended December 31, 2013, as compared to the year ended December 31, 2012, the increase or decrease between those periods, the percentage increase or decrease between those periods, and the percentage of total revenues that each represented for those periods:

					% Revenue
	Year Ended				Year Ended
	December 31,				December 31,
	2013	2012	Decrease	% Decrease	2013	2012
Subscription revenue	$12,560,856	$18,910,070	$(6,349,214)	(33.6)%	99.6%	98.25%
Advertising revenue	49,236	336,666	(287,430)	(85.4)%	0.4%	1.75%
Total revenues	$12,610,092	$19,246,736	$(6,636,644)	(34.5)%	100.0%	100.00%

Subscription – The results for the year ended December 31, 2013 reflect a decrease in subscription revenue of $6,349,214, or 33.6%, as compared to the year ended December 31, 2012.  The decrease in subscription revenue for the year ended December 31, 2013, was primarily driven by a decrease in our subscriber base as compared to the prior year.  Subscription revenue as a percentage of total revenue was 99.6% for the year ended December 31, 2013, as compared to 98.25% for the year ended December 31, 2012.

Advertising – The results for the year ended December 31, 2013 reflect a decrease in advertising revenue of $287,430, or 85.4%, as compared to the year ended December 31, 2012.  The decrease in advertising revenue for the year ended December 31, 2013 was primarily driven by a decrease in our online advertising campaigns as compared to the prior year.  Advertising revenue as a percentage of total revenue was 0.4% for the year ended December 31, 2013, as compared to 1.75% for the year ended December 31, 2012.  Advertising revenue is dependent upon traffic as well as the advertising inventory we place on our product.  During the year ended December 31, 2013, we did not actively manage our advertising revenue.

Costs and Expenses

Total costs and expenses for the year ended December 31, 2013 reflect a decrease in costs and expenses of $4,502,035, or 19.9%, as compared to the year ended December 31, 2012.  The following table presents our costs and expenses for the year ended December 31, 2013, as compared to the year ended December 31, 2012, the increase or decrease between those periods, and the percentage increase or decrease between those periods:

	Year Ended
	December 31,		Increase	% Increase
	2013	2012	(Decrease)	(Decrease)
Programming, hosting and technology	$5,035,482	$4,487,018	$548,464	12.2%
Compensation expense	4,177,568	3,625,117	552,451	15.2%
Professional fees	1,005,650	703,125	302,525	43.0%
Advertising and marketing expense	4,170,064	9,876,097	(5,706,033)	(57.8)%
General and administrative expense	3,711,885	3,911,327	(199,442)	(5.1)%
Total costs and expenses	$18,100,649	$22,602,684	$(4,502,035)	(19.9)%

Programming, Hosting and Technology – The results for the year ended December 31, 2013 reflect an increase in programming, hosting and technology expense of $548,464, or 12.2%, as compared to the year ended December 31, 2012.  The increase in product development expense for the year ended December 31, 2013 was primarily driven by increased salary expenses due to expansion of our engineering and development staff, increased consulting expense and increased expenses related to hosting and bandwidth, primarily to support the redesigned AYI application. Programming, hosting and technology expense as a percentage of total revenues was 39.9% for the year ended December 31, 2013, as compared to 23.3% for the year ended December 31, 2012.

Compensation – The results for the year ended December 31, 2013 reflect an increase in compensation expense, which excludes the cost of developers and programmers included in programming, hosting and technology expense above, of $552,451, or 15.2%, as compared to the year ended December 31, 2012.  The increase in compensation expense for the year ended December 31, 2013 was primarily driven by increased stock-based compensation expense and consulting expense, which was offset by a reduced headcount in management and support areas as compared to the comparable period in 2012. Compensation expense as a percentage of total revenues was 33.1% for the year ended December 31, 2013, as compared to 18.8% for the year ended December 31, 2012.

Professional fees – The results for the year ended December 31, 2013 reflect an increase in professional fees of $302,525, or 43.0%, as compared to the year ended December 31, 2012.  The increase in professional fees for the year ended December 31, 2013, was primarily driven by an increase in legal fees as part of the efforts to raise capital.  Professional fees as a percentage of total revenues were 8.0% for the year ended December 31, 2013, as compared to 3.7% for the year ended December 31, 2012.

Advertising and Marketing – The results for the year ended December 31, 2013 reflect a decrease in advertising and marketing expense of $5,706,033, or 57.8%, as compared to the year ended December 31, 2012.  The decrease in advertising and marketing expense for the year ended December 31, 2013 as compared to the prior year was primarily driven by reducing the number of user acquisition campaigns. We also significantly reduced our rate of advertising and marketing expense as we continued to optimize the redesigned AYI application. Advertising and marketing as a percentage of total revenues was 33.1% for the year ended December 31, 2013, as compared to 51.3% for the year ended December 31, 2012.

General and Administrative – The results for the year ended December 31, 2013 reflect a decrease in general and administrative expense of $199,442, or 5.1%, as compared to the year ended December 31, 2012.  The decrease in general and administrative expense for the year ended December 31, 2013, as compared to the prior year period, was primarily driven by decreases in recruiting expense and other employee related expenses.  General and administrative expense as a percentage of total revenues was 29.4% for the year ended December 31, 2013, as compared to 20.3% for the year ended December 31, 2012.

Non-Operating Income (Expense)

The following table presents the components of non-operating income (expense) for the year ended December 31, 2013, as compared to the year ended December 31, 2012, the decrease between those periods and the percentage decrease between those periods:

	Year Ended
	December 31,		Increase	% Increase
	2013	2012	(Decrease)	(Decrease)
Interest income, net	$5,807	$21,517	$(15,710)	(73.0)%
Gain (loss) on change in fair value of warrants	1,475,775	(679,325)	2,155,100	317.2%
Other income (expense)	2,962	(16,885)	19,847	117.5%
Total non-operating income (expense)	$1,484,544	$(674,693)	$2,159,237	320.0%

Interest Income, net

Interest income, net for the year ended December 31, 2013 was $5,807, a decrease of $15,710, or 73.0%, as compared to $21,517 for the year ended December 31, 2012.  Interest income, net represented 0.0% and 0.1% of total revenues for the years ended December 31, 2013 and 2012, respectively.

Gain (loss) on Change in Fair Value of Warrants

Our warrant liability is re-measured at the end of each reporting period and any changes in fair value are recognized on our statements of operations. The gain on change in fair value of warrants of $1,475,775 for the year ended December 31, 2013 and loss of $(679,325) for the year ended December 31, 2012 represented the changes in fair value of the warrant liability during those periods, which fluctuates inversely with our stock price.

Other Income (Expense)

We had other income earned totaling $2,962 for the year ended December 31, 2013, as compared to an expense of $(16,885) for the year ended December 31, 2012.  Other income (expense) represented 0.0% and 0.1% of total revenues for the years ended December 31, 2013 and 2012, respectively.

Liquidity and Capital Resources

	Year Ended
	December 31,
	2013	2012
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	$(4,174,187)	$(3,401,191)
Net cash provided by (used in) investing activities	(153,403)	6,310,109
Net cash provided by financing activities	12,450	50,850
Net increase (decrease) in cash and cash equivalents	$(4,315,140)	$2,959,768

We have historically financed our operations through cash generated from our equity offering in January 2011, subscription fees received from our application, micro-transactions on our application and revenues derived from advertisements purchased on our application.

As of December 31, 2013, we had $1,042,456 in cash and cash equivalents as compared to cash and cash equivalents of $5,357,596 as of December 31, 2012. Historically, our working capital has been generated through operations and equity offerings. If we continue to grow and expand our operations, our need for working capital will increase. We intend to finance our business and growth with cash on hand, cash provided from operations, borrowings, debt or equity financings, or some combination thereof.

A significant portion of our expenses are related to user acquisition costs. Our marketing and advertising expenses are primarily spent on channels where we can estimate the return on investment without long-term commitments. Accordingly, we can adjust our marketing and advertising expenditures quickly based on the expected return on investment, which provides flexibility and enables us to manage our marketing and advertising expense.

Operating Activities

Net cash used in operating activities was $4,174,187 for the year ended December 31, 2013, as compared to net cash used in operating activities of $3,401,191 for the year ended December 31, 2012.  This increase was primarily a result of the increase in restricted cash and accounts receivables. These uses of cash were offset in part by an increase in accounts payable and accrued expenses.

Net cash used in operating activities during the year ended December 31, 2013, consisted of $4,043,515 in cash used in operations as well as a net decrease in our operating assets and liabilities of $130,672.  Significant items impacting cash flow in the period included significant cash outlays relating to advertising and marketing expense and increases in programming, hosting and technology expense, and compensation expense associated with the growth of our business.  These uses of cash were offset in part by increased collections in subscription revenues received during the period.

Net cash used in operating activities during the year ended December 31, 2012, consisted of $2,047,259 in cash used in operations as well as a net decrease in our operating assets and liabilities of $1,353,932.  Significant items impacting cash flow in the period included significant cash outlays relating to advertising and marketing expense and increases in programming, hosting and technology expense and compensation expense associated with the growth of our business.  These uses of cash were offset in part by increased collections in subscription revenues received during the period.

Investing Activities

Cash provided by (used in) investing activities for the years ended December 31, 2013 and 2012 were $(153,403) and $6,310,109, respectively.  Cash used in investing activities included purchases of property and equipment totaling $48,553 and $137,978 during the years ended December 31, 2013 and 2012, respectively.  These purchases consisted primarily of computers and servers during the periods. We continue to invest in technology hardware and software to support our growth. Purchases of property and equipment may vary from period to period due to the timing of the expansion of our operations and software development.

On January 31, 2013, we entered into a subscription agreement with Darrell Lerner and DCL Ventures, Inc., a Delaware corporation that is wholly owned by Darrell Lerner (“DCL”). Pursuant to the subscription agreement, we acquired 100,000 shares of DCL’s common stock for an aggregate purchase price of $100,000 during the year ended December 31, 2013. For more information regarding this subscription agreement, see “Note 15. Related Party Transactions” in the notes to the consolidated financial statements included in this prospectus.

Redemption of investments during the year ended December 31, 2012 totaled $6,475,000, consisting of redemptions of our certificates of deposit and U.S. Treasury notes purchased in the prior year.  During the year ended December 31, 2012, we issued a new note receivable in the amount of $34,248 to an employee and accrued additional interest of $3,985 on the outstanding notes, which were offset by $11,320 in cash received through the partial repayment of two notes receivable.

Financing Activities

Cash provided by financing activities for the years ended December 31, 2013 and 2012 was $12,450 and $50,850, respectively.  Cash provided by financing activities for the years ended December 31, 2013 and 2012 consisted of proceeds from the exercise of employee stock options during the applicable period.

Contractual Obligations and Commitments

On May 23, 2011, we executed a non-cancelable operating lease for our corporate office space which began on June 1, 2011 and expires on March 30, 2015.  Total base rent due during the term of the lease is $973,595.  Monthly rent escalates during the term, but is recorded on a straight-line basis over the term of the lease.  We can terminate the final five months of the lease with eight months prior notice and the payment of unamortized costs.  Rent expense under this lease for the years ended December 31, 2013 and 2012 was $253,982.

During 2012, we entered into three separate two-year lease agreements with the Hewlett Packard Financial Services Company (“HP”) for equipment and certain financed items.  During 2013, we entered into two additional two-year lease agreements with HP for equipment and certain financed items. Monthly rent expense is $23,248 until September 2014, $16,664 until May 2015, and then $1,306 per month until July 2015.  Rent expense under the HP leases for the year ended December 31, 2013 and 2012 totaled $217,726 and $42,468, respectively.

At December 31, 2013, our contractual obligations and commitments were as follows:

Year	Amount
2014	$552,736
2015	160,306
2016	--
2017 and thereafter	--
Total	$713,042

Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any off-balance sheet arrangements.

Recently Adopted Accounting Pronouncement

For a discussion regarding the expected impact of the adoption of certain accounting pronouncements on future period consolidated financial statements, see Note 2 to the Consolidated Financial Statements, which description is incorporated by reference herein.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Director and Executive Officers

The number of members of our Board of Directors may be fixed from time to time by the majority of the entire Board of Directors and currently consists of one director.  Clifford Lerner has been our sole director since his appointment upon the formation of the Company.  Each director that is elected at a future annual meeting of stockholders, and each director that is elected to fill a vacancy or newly created directorship, shall hold a term of office that expires at the next annual meeting of stockholders and until his successor has been elected and qualified.  Our executive officers are appointed by our Board of Directors and hold office until removed by the Board of Directors.

The following table and text sets forth the name, age and position with respect to our sole director and executive officers as of March 18, 2014:

Name	Age	Position

Clifford Lerner	36	President, Chief Executive Officer and Chairman of the Board of Directors

Alexander Harrington	42	Chief Operating Officer and Chief Financial Officer

CLIFFORD LERNER is our President, Chief Executive Officer and Chairman of our Board of Directors. Mr. Lerner has served as our President and Chief Executive Officer since founding the Company in 2005 and served as our principal financial officer and principal accounting officer from 2005 to October 2011.  He has also served on our Board of Directors since 2005.  Prior to joining us in 2005, Mr. Lerner spent his professional career from 2000 to 2005 at Lehman Brothers Inc. as an Analyst in its Equities division. Mr. Lerner worked as an Analyst in the Product Management Group where his duties included, among other things, coordinating the morning and afternoon equity research calls. Mr. Lerner has a strong knowledge and understanding of the online dating and social dating industry and has managed the development and growth for all of our applications and websites since their inception. Mr. Lerner received a bachelor’s degree in applied economics and business management from Cornell University.

Through his prior service on our Board of Directors and as our Chief Executive Officer, Mr. Lerner possesses knowledge and experience in the online dating and social dating industries that aids him in efficiently and effectively identifying and executing our strategic priorities.

ALEXANDER HARRINGTON is our Chief Operating Officer and Chief Financial Officer.  Mr. Harrington was appointed as our Chief Operating Officer in February 2014 and assumed the role of Chief Financial Officer in March 2014 upon the resignation of Jon D. Pedersen, Sr. as Chief Financial Officer. Mr. Harrington has served as Co-Founder and Senior Advisor to Indicative, a business analytics software-as-a service provider since May 2013. Prior to Indicative, Mr. Harrington served as Chief Executive Officer of MeetMoi from June 2009 to November 2013, a social dating mobile platform, prior to the sale of MeetMoi to Match.com.   Mr. Harrington previously served as the Senior Vice President of Strategy and Operations for Zagat Survey from 2004 to 2008, where he oversaw a transformation of the digital business which ultimately culminated in the company’s sale to Google.  In prior roles, Mr. Harrington served as the Senior Director of New Business Development at Sony BMG Entertainment and as an associate and analyst in investment banking at The Beacon Group and Smith Barney, respectively. Mr. Harrington holds a Master’s of Business Administration degree from the Wharton School at the University of Pennsylvania and a Bachelor’s degree of Arts in History from Williams College.

Director Compensation

Our directors are permitted to receive fixed fees and other compensation for their services as directors. Our Board of Directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, Clifford Lerner in his capacity as a director. We currently do not have an established policy to provide compensation to members of our Board of Directors for services rendered in that capacity.

Director Independence

The Board of Directors has adopted the definition of independence under the rules of The NASDAQ Stock Market.  In making its annual review on director independence, the Board of Directors considered the transactions and relationships between our sole director and any member of his family and the Company. Based upon these standards and the consideration of the information and the transactions and relationships discussed below, our Board of Directors determined that Clifford Lerner is not independent.

We intend to appoint three independent directors by December 2014 in connection with forming an independent audit committee of the Board of Directors.

EXECUTIVE COMPENSATION

The following discussion provides compensation information pursuant to the scaled disclosure rules applicable to “smaller reporting companies” under SEC rules and may contain statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of the Company’s compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution stockholders not to apply these statements to other contexts.

Executive Compensation

Overview

The compensation program for our executive officers, as presented in the Summary Compensation Table below, is administered by our Board of Directors, which consists of Mr. Lerner, our President and Chief Executive Officer.  The intent of the compensation program is to align the executive’s interests with that of our stockholders, while providing reasonable and competitive compensation.  For 2013, the compensation of Mr. Lerner, our President and Chief Executive Officer and Mr. Pedersen, our former Chief Financial Officer, consisted of salary, an annual discretionary incentive bonus and equity.  In 2013, our Chief Executive Officer also received supplementary health benefits, a monthly membership for a health and fitness facility, as well as a complete annual physical in addition to the benefits received by all salaried employees.

In 2013, we asked Board Advisory, LLC, an independent executive compensation consulting firm, to review the executive compensation provided to the executive officers and determine what actions, if any, were appropriate regarding future executive compensation arrangements.  In developing their assessment, the consultant considered pay practices of publicly-listed Internet technology-based companies with similar market capitalizations to ours.  The consultant also considered cash and equity compensation received by the executive officers in prior years.

As a result of its analysis, Board Advisory, LLC concluded that the existing pay practices resulted in executive officer compensation levels that were below those of comparably sized technology based companies, with such practices generally falling within the first quartile of comparable companies (e.g., between the 1st and the 25th percentiles).  Based on the recommendation of the consultant, the Board of Directors decided to take steps in 2013 resulting in more competitive pay opportunities for our named executive officers.  Without establishing any specific pay percentile target and in light of the Chief Executive Officer’s current ownership level, the Board of Directors determined that target compensation for the Chief Executive Officer should generally remain below the median of comparably sized technology-based companies.  With respect to the position of Chief Financial Officer, the Board of Directors determined to generally provide target compensation that is within a range generally associated with the third quartile of comparable companies (e.g., between the 50th and the 75th percentile).  As a result of the analysis and recommendations, the Board of Directors approved compensation for our named executive officers as described below under “Compensation of Named Executive Officers”.

Compensation of Named Executive Officers

The following discussion summarizes in more detail the executive compensation paid to or earned by our named executive officers in 2013.

Salary.  During 2013, Mr. Lerner’s base salary was $285,000.  There was no change in Mr. Lerner’s base salary in 2013 as compared to his base salary in effective February 1, 2012, and this amount was also set forth in the employment agreement we entered into with Mr. Lerner that was effective on April 10, 2013.   Based on the consultant’s recommendation, the Board of Directors approved an increase in the base salary level of Mr. Pedersen to $275,000, effective January 1, 2013, representing a $25,000 increase from his base salary in 2012.

Cash Bonuses. The Board of Directors set Mr. Lerner’s target annual cash bonus at $145,000 for 2013, and increased Mr. Pedersen’s target annual cash bonus to $125,000 for 2013. The Board of Directors awarded Mr. Lerner a discretionary cash bonus of $72,500 for 2013, which was 50% of the target bonus and Mr. Lerner elected to defer until September 2014, and $50,000 for 2012. Mr. Pedersen was paid a bonus of $62,500 for 2013, which was 50% of his target bonus, and $100,000 for 2012 based on a commitment made at the time of his hiring in 2011.

Pursuant to their employment agreements, if at the time that annual cash bonuses are payable to Messrs. Lerner and Pedersen, the Board of Directors determines that our cash reserves are not at least equal to $3,000,000, the amount of the annual cash bonuses payable to Messrs. Lerner and Pedersen shall be determined by the Board of Directors in its sole discretion after consultation with our executive management team. For 2013, our cash reserves did not exceed $3,000,000, and the Board of Directors exercised its discretion in deciding to award cash bonuses to our named executive officers.

The Board of Directors considered a number of factors in determining the amount of cash bonuses for 2013. These factors included, but were not limited to, the individual performance of each executive, the operational performance of the Company, the financial performance of the Company and the ability to raise additional debt or equity financing. Although the Company achieved many of its operational goals, it did not raise debt or equity financing during 2013 and thus fell short of its liquidity goals. Based on the review of the foregoing factors, the Board of Directors determined that bonuses equal to 50% of target bonuses were appropriate for both Messrs. Lerner and Pedersen for 2013.  Mr. Lerner elected to defer the receipt of his bonus until September 2014.

Consistent with the recommendations of the compensation consultant, the Board of Directors intends to set a target annual cash bonus of $145,000 for Mr. Lerner for 2014.

Equity Awards.  We have periodically granted equity awards consisting of stock options and restricted stock to our named executive officers.

In April 2013, the Board of Directors awarded 5,000,000 shares of restricted stock to Mr. Lerner.  The restricted stock will vest 50% on each of the third and fourth anniversaries of the date of grant.  The value of these equity awards, in combination with historical and target future cash compensation, put Mr. Lerner’s total compensation at about the 25th percentile of comparable companies at the time of the award.

This equity award was structured in this manner to align executive’s interests with stockholders, while:

•	maximizing the retention value (without exacerbating potential future tax issues); and

•	minimizing the likelihood that executives might need to sell shares for tax purposes.

In April 2013, the Board of Directors awarded Mr. Pedersen 480,000 shares of restricted stock as well as an option to purchase 700,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant, April 10, 2013.  The restricted stock would have vested 50% on each of the third and fourth anniversaries of the date of grant.  The option award would have vested 25% on each of the first four anniversaries of the date of grant.  Any unvested shares of restricted stock would have vested immediately upon the effective date of a change in control, subject to certain early termination or forfeiture provisions.

Effective March 15, 2014, Mr. Pedersen resigned as Chief Financial Officer and agreed to serve as our advisor for six months regarding legal, financial and other matters for which he has knowledge, as we reasonably request.  In connection with Mr. Pedersen’s resignation, we cancelled the 480,000 shares of our restricted stock as well as the option to purchase 700,000 shares of our common stock that were awarded in April 2013.  We also amended Mr. Pedersen’s option to purchase 478,609 shares of our common stock to provide that the unvested portion of the option does not continue to vest with Mr. Pedersen’s provision of advisory services.  Upon Mr. Pedersen’s resignation, the 250,000 unvested shares of our common stock pursuant to his option were forfeited.

In February 2014, the Board of Directors granted Mr. Harrington an option to purchase 1,000,000 shares of our common stock in connection with his appointment as Chief Operating Officer.  The stock option will vest 20% on each anniversary of the date of grant; provided, that upon a change in control, 50% of the then unvested options will immediately vest and the remaining unvested options will vest on the earlier of (a) the original date such options would have vested or (b) the first anniversary of the effective date of the change in control (subject to early termination or forfeiture in accordance with the terms of the award agreement).  The stock option will be subject to immediate forfeiture upon (i) violation of any non-compete or non-solicitation provisions of the executive employment agreement between us and Mr. Harrington and (ii) Mr. Harrington’s termination of service by us for “cause.”  The stock option, to the extent then vested, shall remain exercisable until the tenth anniversary of the option’s grant date.  For more information about Mr. Harrington’s executive employment agreement, see “—Employment Agreements.”

Employment Agreements.  Effective April 10, 2013, we entered into an executive employment agreement with Mr. Lerner.  His executive employment agreement has an initial one-year term and will automatically renew for successive one-year terms unless terminated by either party upon prior written notice. Mr. Lerner is eligible to participate in our benefit plans that are generally provided for all employees.  Mr. Lerner’s employment agreement is subject to a confidentiality covenant, a non-competition covenant and a non-solicitation covenant. The non-competition covenant and non-solicitation covenant each last for one year following the date of termination of employment.

Mr. Lerner’s employment agreement may be terminated by us (i) upon his death or permanent disability, (ii) for “cause” upon written notice or (iii) without “cause” upon prior written notice. Mr. Lerner may also terminate his executive employment agreement for “good reason” upon the occurrence of certain events.  If employment is terminated for any reason, we will pay Mr. Lerner his earned but unpaid base salary through the date of termination, any accrued but unpaid vacation benefits and any unreimbursed business expenses.  If his employment is terminated without “cause” or for “good reason” other than during the one-year period following a change in control, we will, in addition to the compensation described above, (i) pay a lump sum cash payment equal to (a) the number of full years of his employment with us plus 24 multiplied by (b) his monthly base salary and (ii) for the 12 months following the date of termination, provide health and welfare benefits that are not less favorable to him than the health and welfare benefits to which he was entitled immediately before his termination.  If his employment is terminated without “cause” or for “good reason” during the one-year period following a change in control, we would instead (i) pay a severance benefit equal to 299% of his base salary for the year immediately preceding the change in control, subject to Mr. Lerner’s execution of a general release of claims, and (ii) for 24 months following the date of termination, provide health and welfare benefits that are not less favorable to him than the health and welfare benefits to which he was entitled immediately before the change in control.

In 2012, we were a party to an employment agreement with Mr. Pedersen that was entered into in October 2011 (the “2011 Employment Agreement”).  The 2011 Employment Agreement had a two-year term with automatic renewal for successive one-year terms unless terminated by either party upon written notice.  Mr. Pedersen was entitled to an annual base salary of $250,000 and was eligible for an annual incentive bonus of $100,000.  Mr. Pedersen was eligible to participate in our benefit plans that are generally provided for all employees, as well as receive four weeks paid vacation annually.  Pursuant to the 2011 Employment Agreement, Mr. Pedersen was subject to a confidentiality covenant, a non-competition covenant, a non-solicitation covenant and a trading restrictions covenant.

Effective April 10, 2013, we amended and restated Mr. Pedersen’s 2011 Employment Agreement.  His amended and restated executive employment agreement (the “Amended and Restated Employment Agreement”) had an initial one-year term and would automatically renew for successive one-year terms unless terminated by either party upon prior written notice.  Pursuant to the Amended and Restated Employment Agreement, Mr. Pedersen was entitled to an annual base salary of $275,000, effective as of January 1, 2013, and was eligible for an annual incentive bonus of $125,000. Mr. Pedersen was eligible to participate in our benefit plans that are generally provided for all employees, as well as receive four weeks paid vacation annually.  The Amended and Restated Employment Agreement contained a confidentiality covenant, a non-competition covenant and a non-solicitation covenant. The non-competition covenant and non-solicitation covenant each last for one year following the date of termination of employment.  The Amended and Restated Employment Agreement also contained a trading restrictions covenant, which includes a one-year lock up period applicable to the stock option described above in “—Equity Awards.”

Mr. Pedersen’s Amended and Restated Employment Agreement could be terminated by us (i) upon his death or permanent disability, (ii) for “cause” upon prior written notice or (iii) without “cause” upon prior written notice. Mr. Pedersen could also terminate his Amended and Restated Employment Agreement for any reason upon prior written notice to us.  If his employment was terminated for any reason, we would pay Mr. Pedersen his earned but unpaid base salary through the date of termination, any unreimbursed business expenses and any amounts to which he is entitled under our benefit plans.  If we terminated his employment without “cause” after the first thirty (30) days of employment and either (i) prior to a change in control or (ii) after the one-year period following a change in control, we would also pay an amount equal to six months of base salary, payable in six equal monthly installments.  If we terminated his employment without “cause” during the one-year period following a change in control, subject to Mr. Pedersen’s execution of a general release of claims, we would instead pay a severance benefit equal to his annual base salary as in effect on the date of the change in control.

Effective March 15, 2014, Mr. Pedersen resigned as Chief Financial Officer.  Mr. Harrington has assumed the duties of Chief Financial Officer (including the roles of principal financial officer and principal accounting officer) beginning on the date of Mr. Pedersen’s resignation and lasting until such time as we appoint a full time Chief Financial Officer.

Effective February 28, 2014, we entered into an executive employment agreement with Mr. Harrington in connection with his appointment as Chief Operating Officer.  His executive employment agreement has an initial one-year term and will automatically renew for successive one-year terms unless terminated by either party upon prior written notice. Mr. Harrington is eligible to participate in our benefit plans that are generally provided for all employees.  Mr. Harrington’s employment agreement is subject to a confidentiality covenant, a non-competition covenant and a non-solicitation covenant. The non-competition covenant and non-solicitation covenant last for six months and one year, respectively, following the date of termination of employment.  Mr. Harrington’s executive employment agreement also contains a trading restrictions covenant, which includes a one-year lock up period applicable to the stock option described above in “—Equity Awards.”

Mr. Harrington’s employment agreement may be terminated by us (i) upon his death or permanent disability, (ii) for “cause” upon written notice or (iii) without “cause” upon prior written notice. Mr. Harrington may also terminate his executive employment agreement (i) for “good reason” upon the occurrence of certain events or (ii) other than for “good reason” upon prior written notice.  If employment is terminated for any reason, we will pay Mr. Harrington his earned but unpaid base salary through the date of termination, any accrued but unpaid vacation benefits and any unreimbursed business expenses, subject to Mr. Harrington’s execution of a general release of claims.  If his employment is terminated without “cause” or for “good reason” other than during the one-year period following a change in control, we will, in addition to the compensation described above, pay, in six equal monthly installments, an aggregate amount equal to six months of his then-current base salary.  If his employment is terminated without “cause” or for “good reason” during the one-year period following a change in control, we would instead (i) pay a lump sum cash payment equal to his base salary as in effect on the date of the change in control, subject to Mr. Harrington’s execution of a general release of claims.

Summary Compensation Table

The following table sets forth information regarding the total compensation received by, or earned by, our President and Chief Executive Officer, Clifford Lerner, and our former Chief Financial Officer, Jon D. Pedersen, Sr. (collectively, the “named executive officers”) during the years ended December 31, 2013 and 2012.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($) (1)		Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Clifford Lerner	2013	$285,000		$72,500	(3)	$2,600,000		--	--	--	--	$2,957,500
President and Chief Executive Officer	2012	$282,333	(4)	$50,000		$--		--	--	--	--	$332,333

Jon D. Pedersen, Sr.	2013	$275,000		$62,500		$249,600	(5)	363,580	--	--	--	$950,680
Former Chief Financial Officer	2012	$250,000		$100,000		$--		--	--	--	--	$350,000
___________________
(1)	Represents the grant date fair value of restricted stock awards calculated in accordance with Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation (“ASC 718”).
(2)	Represents the amount recognized for financial statement reporting purposes in accordance with ASC 718.
(3)	Mr. Lerner has deferred the payment of his cash bonus for 2013 until September 2014.
(4)	Mr. Lerner’s base salary was increased from $250,000 per annum to $285,000 per annum, effective February 1, 2012.
(5)	Represents a restricted stock award that was cancelled on March 6, 2014 in connection with Mr. Pedersen’s resignation as Chief Financial Officer.

Narrative Disclosure Regarding Summary Compensation Table

President and Chief Executive Officer.  For 2013, Clifford Lerner received annual compensation of $285,000 and a cash bonus of $72,500 which he deferred to be paid until September 2014.  For 2012, Clifford Lerner received annual compensation of $282,333 and a cash bonus of $50,000. For 2013 and 2012, Mr. Lerner also received health benefits, a monthly membership for a health and fitness facility as well as a complete annual physical.

In April 2013, the Board of Directors awarded Mr. Lerner 5,000,000 shares of restricted stock. For additional information concerning the vesting and conditions of these restricted stock awards, see “— Outstanding Equity Awards at Fiscal Year End Table.”

We entered into an employment agreement with Clifford Lerner on April 10, 2013.  For additional information concerning this employment agreement, see “—Executive Compensation—Compensation of Named Executive Officers—Employment Agreements.”

Former Chief Financial Officer.  For 2013, Jon Pedersen received annual compensation of $275,000 and a cash bonus of $62,500.  For 2012, Jon Pedersen received annual compensation for $250,000 and a cash bonus of $100,000.  In April 2013, the Board of Directors granted Mr. Pedersen 480,000 shares of restricted stock and a stock option to purchase 700,000 shares of common stock. In connection with Mr. Pedersen’s resignation, we cancelled the 480,000 shares of our restricted stock as well as the option to purchase 700,000 shares of our common stock that were awarded in April 2013.  We also amended Mr. Pedersen’s option to purchase 478,609 shares of our common stock to provide that the unvested portion of the option does not continue to vest with Mr. Pedersen’s provision of advisory services.  Upon Mr. Pedersen’s resignation, the 250,000 unvested shares of our common stock pursuant to his option were forfeited.  For additional information concerning the vesting, conditions and cancellation of these stock options and Mr. Pedersen’s restricted stock award, see “—Executive Compensation—Equity Awards.” and “—Outstanding Equity Awards at Fiscal Year End Table.”  Mr. Pedersen was eligible to participate in our benefit plans that are generally provided for all employees.

We entered into an amended and restated executive employment agreement with Mr. Pedersen on April 10, 2013.  For additional information concerning the employment agreement, see “—Compensation of Named Executive Officers—Employment Agreements.”

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes the total outstanding equity awards as of December 31, 2013 for each named executive officer.

			Option Awards					Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Clifford Lerner	4/10/2013	(2)	--	--	--	--	--	5,000,000	$2,100,000	--	--
	12/14/2011	(3)	--	--	--	--	--	4,250,000	$1,785,000	--	--

Jon D.	4/10/2013	(4)	--	700,000	--	$0.52	4/10/2023	--	$--	--	--
Pedersen, Sr.	4/10/2013	(5)	--	--	--	--	--	480,000	$201,600	--	--
	10/27/2011	(6)	100,000	--	--	$0.651	10/26/2021	--	--	--	--
	10/27/2011	(7)	228,609	250,000	--	$0.651	10/26/2021	--	--	--	--
	10/27/2011	(8)	21,391	--	--	$0.651	10/26/2021	--	--	--	--
___________________
(1)	The market value of each share of common stock is calculated based upon the closing price of our common stock on the OTCQB as of December 31, 2013, which was $0.42 per share.
(2)
Vests one-half upon the third anniversary of the date of grant and vests in full upon the fourth anniversary of the date of grant; provided, that any unvested shares of restricted stock will vest immediately upon the effective date of a “change in control” (as defined in the restricted stock award agreement), subject to the terms and conditions of the restricted stock award agreement.

(3)	Vests on the tenth anniversary of the date of grant or, if earlier, upon the occurrence of a change in control of the Company.
(4)
Would have vested in four equal annual installments of 175,000 shares on each of the first, second, third and fourth anniversaries of the date of grant; provided, that upon the effective date of a “change in control” (as defined in the option agreement), 50% of any unvested shares of common stock underlying the option would have vested on the earlier of (i) the original vesting date or (ii) equally on the first and second anniversary of the effective date of the change in control, subject to the terms and conditions of the option agreement.  This stock option was cancelled as of March 4, 2014 in connection with Mr. Pedersen’s resignation as Chief Financial Officer.

(5)
Would have vested one-half upon the third anniversary of the date of grant and in full upon the fourth anniversary of the date of grant; provided, that any unvested shares of restricted stock would have vested immediately upon the effective date of a “change in control” (as defined in the restricted stock award agreement), subject to the terms and conditions of the restricted stock award agreement.  This restricted stock award was cancelled as of March 6, 2014 in connection with Mr. Pedersen’s resignation as Chief Financial Officer.

(6)	Vested one-half upon the date of grant and vested in full upon the six-month anniversary of the date of grant.
(7)
Vests in four annual installments, consisting of 103,609 shares of common stock on the first anniversary of the date of grant and 125,000 shares of common stock on the second, third and fourth anniversaries of the date of grant.  This stock option was amended as of March 4, 2014 to provide that the unvested portion of this option does not continue to vest with Mr. Pedersen’s provision of advisory services.

(8)	Vested in full upon the first anniversary of the date of grant.

Equity Compensation Plan Information

The following table provides information as of December 31, 2013 about compensation plans under which shares of our common stock may be issued to employees, executive officers or members of our Board of Directors upon the exercise of options, warrants or rights under all of our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)		Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	3,024,790		$0.79	(1)	3,400,210	(2)(3)
Equity compensation plans not approved by security holders	1,105,000	(4)	$0.59	(5)	--
Total	4,129,790		$0.74	(6)	3,400,210
___________________
(1)	Excludes 1,075,000 shares of restricted stock, which have no exercise price. If the shares of restricted stock are included, the weighted-average exercise price equals $0.58.
(2)
Represents shares of common stock available for issuance under the Incentive Plan (as defined below), which permits the issuance of incentive stock options, nonqualified stock options, shares of restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights and other awards.

(3)
As of March 18, 2014, there were 3,144,790 shares of common stock to be issued upon the exercise of outstanding options under the Incentive Plan and 3,280,210 shares of common stock remaining available for future issuances under the Incentive Plan.

(4)
Represents shares available or authorized for issuance under (i) the Equity Incentive Compensation Plan (as defined below), which permitted the issuance of incentive stock options and nonqualified stock options and (ii) various individual compensation arrangements that the Company has with current and former employees.

(5)	Excludes 9,830,000 shares of restricted stock, which have no exercise price. If the shares of restricted stock are included, the weighted-average exercise price equals $0.06.
(6)	Excludes 10,905,000 shares of restricted stock, which have no exercise price. If the shares of restricted stock are included, the weighted-average exercise price equals $0.20.

In December 2008, our Board of Directors approved the equity incentive compensation plan (the “Equity Incentive Compensation Plan”) and, in December 2010, terminated the plan as to all unallocated shares of common stock thereunder. The purpose of the Equity Incentive Compensation Plan was to provide an incentive to attract, retain and motivate employees, officers, directors, consultants and advisors with the ability to participate in our future performance. Under the Equity Incentive Compensation Plan, we were authorized to issue incentive stock options and nonqualified stock options. The Equity Incentive Compensation Plan was administered by our Board of Directors.  All options previously granted under the Equity Incentive Compensation Plan remained in full force and effect following the plan’s termination.

In May 2011, our Board of Directors adopted the Snap Interactive, Inc. 2011 Long-Term Incentive Plan (the “2011 Plan”).  In October 2011, our Board of Directors amended and restated the 2011 Plan and adopted the Snap Interactive, Inc. Amended and Restated 2011 Long-Term Incentive Plan (the “Incentive Plan”) to allow for the issuance of incentive stock option awards by adopting the Incentive Plan.  The Incentive Plan was adopted to attract and retain the services of key employees, key contractors and outside directors.  The Incentive Plan provides for the granting of incentive stock options, nonqualified stock options, shares of restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights and other awards.  The Incentive Plan is administered by our Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth as of March 18, 2014 certain information regarding the beneficial ownership of shares of our common stock by: (i) each person who is known by us to own beneficially more than 5% of such stock; (ii) each member of our Board of Directors, each director nominee and each of our named executive officers with respect to the year ended December 31, 2013; and (iii) all of our directors and executive officers as a group (2 persons). Clifford Lerner, our President, Chief Executive Officer and Chairman and Alexander Harrington, our Chief Operating Officer and Chief Financial Officer, are currently the only executive officers of the Company. Except as otherwise indicated, all common stock is owned directly and the beneficial owners listed in the table below possess sole voting and investment power with respect to the stock indicated, and the address for each beneficial owner is c/o Snap Interactive, Inc., 462 7th Avenue, 4th Floor, New York, NY 10018. The applicable percentage ownership is based on 39,157,826 shares of our common stock issued and outstanding as of March 18, 2014.

	Common Stock Beneficially Owned (1)
Name of Beneficial Owner	Number		Percentage
Directors and Named Executive Officers
Clifford Lerner	30,250,000	(2)	62.5%
Jon D. Pedersen, Sr.	350,000	(3)	*

Directors and Executive Officers as a Group (2 persons)	30,250,000	(2)	62.5%

Certain Persons
Darrell Lerner	2,832,157	(4)	7.0%
________________________
*	Less than 1%.

(1)
For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any shares of common stock or restricted common stock that such person has the right to acquire within 60 days of March 18, 2014, including through the exercise of stock options or warrants.  For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any common stock or restricted common stock that such person or persons has the right to acquire within 60 days of March 18, 2014 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Includes 9,250,000 shares of restricted stock granted to Mr. Clifford Lerner, with 2,500,000 of such shares vesting on April 10, 2016, 2,500,000 of such shares vesting on April 10, 2017 and 4,250,000 of such shares vesting on December 16, 2021.  Pursuant to the terms of his restricted stock grants, he has the right to vote the stock but may only dispose of the stock after it vests on or, if earlier, upon a change in control of the Company.

(3)	Includes 350,000 shares of vested common stock subject to stock options granted to Mr. Pedersen.
(4)
Includes 1,075,000 shares of restricted stock granted to Mr. Darrell Lerner.  Pursuant to the terms of his restricted stock awards, he has the right to vote the stock but may only dispose of the stock after it vests.  Each of the restricted stock awards vests upon the earlier of (i) the tenth anniversary of the date of grant, (ii) a change in control, or (iii) on the date of termination of service without cause.  In addition, the restricted stock award for 150,000 shares of common stock will also vest upon Darrell Lerner’s termination of service in connection with a non-renewal of the written employment or consulting agreement between us and Darrell Lerner without “cause”.  Mr. Darrell Lerner’s principal residential address is 141 Great Neck Road, Apt. 2H, Great Neck, New York 11021.

There are no arrangements currently known to us, the operation of which may at a subsequent date result in a change of control of the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Darrell Lerner

Darrell Lerner is the brother of Clifford Lerner, our President, Chief Executive Officer and Chairman of the Board of Directors.  He performed a variety of general business, corporate and administrative functions for us from 2007 until his termination of employment on January 31, 2013.  From January 1, 2013 until January 31, 2013, he received a base salary of $23,750 for his services as an employee.  During the remainder of 2013, he received compensation of $283,250 for his consulting services, which amount included a monthly stipend for health insurance.

Previous Employment Agreement. On December 1, 2007, we entered into a one-year employment agreement with Darrell Lerner, with the initial term of the employment agreement expiring on December 1, 2008.  Pursuant to the employment agreement, we issued 300,000 shares of common stock and an option to purchase 3,000,000 shares of common stock.  On January 1, 2010, we agreed to issue 300,000 shares to Darrell Lerner in exchange for cancellation of an option to purchase 3,000,000 shares of common stock that was previously issued and expensed on December 1, 2007.  In addition, the employment agreement provided him with annual compensation of $160,000 per year.  The agreement also called for Darrell Lerner to receive health benefits, a transportation allowance, monthly membership for a health and fitness facility as well as a complete annual physical.  In addition, upon our change in control, Darrell Lerner would have received a severance payment equal to the remaining amounts due under the employment agreement plus a minimum of two years base compensation, plus any prorated share of incentive compensation and stock options associated with any signing bonus, plus health benefits up to two years and up to $50,000 in job search costs. On October 10, 2008, we also issued Darrell Lerner 750,000 shares of common stock.

Cancellation and Award.  On December 28, 2012, we awarded Darrell Lerner 325,000 shares of restricted common stock.  The 325,000 shares of restricted common stock are currently voteable by Darrell Lerner and will vest upon the earlier of (i) the tenth anniversary of the date of grant, (ii) a change in control or (iii) on the date of Darrell Lerner’s termination of service without “cause” as such term was defined in the written employment or consulting agreement between us and Darrell Lerner that is in effect on the date of his termination of service, provided that for purposes of subparagraphs (i) and (ii) above, Darrell Lerner must be employed by or providing services to us on the applicable vesting date.

The award of 325,000 shares of common stock was granted to Darrell Lerner in exchange for him entering into an award cancellation and release agreement, effective as of December 28, 2012, pursuant to which a prior award of 300,000 shares of restricted common stock was cancelled and of no further effect as of December 28, 2012 and he agreed to release us from any and all claims in connection with any rights acquired pursuant to the prior restricted stock award.

Amendment to Existing Award.  Effective December 28, 2012, we also entered into an amendment to the restricted stock award agreement related to 600,000 shares of restricted common stock that were previously awarded Darrell Lerner on October 28, 2011.  The amendment modified the vesting terms of the original award agreement to provide that the original award will vest upon the earlier of (i) the tenth anniversary of the date of grant, (ii) a change in control or (iii) on the date of Darrell Lerner’s termination of service without “cause” as such term is defined in the written employment or consulting agreement between us and Darrell Lerner that is in effect on the date of his termination of service, provided that for purposes of subparagraphs (i) and (ii) above, Darrell Lerner must be employed or providing services to us on the applicable vesting date.

Severance Agreement.  On January 31, 2013, we entered into a severance and general release agreement with Darrell Lerner pursuant to which his employment with us was terminated effective as of January 31, 2013.  In connection with his termination, we granted 150,000 restricted shares of common stock to Darrell Lerner that will vest upon the earlier of (i) the tenth anniversary of the grant date, (ii) upon a change in control, (iii) his termination of service without “cause”, or (iv) his termination of service due to our nonrenewal of the consulting agreement without “cause,” provided that for purposes of subparagraphs (i) and (ii) above, Darrell Lerner must be employed by or providing services to us on the applicable vesting date.

In connection with the termination, we also agreed to pay COBRA premiums on an after-tax basis for Darrell Lerner for eighteen months following the termination date.  Under the severance agreement, Mr. Lerner executed a mutual release and waiver where he agreed to a release of claims against us and any of our present or former officers, trustees, directors, stockholders, agents and certain other persons regarding, among other things, claims arising out of (i) his employment with us, (ii) his previous employment agreement with us, including any amendments thereto, and (iii) his separation from employment with us. We also agreed to a mutual release and waiver in which it agreed to a release of similar claims against Darrell Lerner. Under the severance agreement, Darrell Lerner also agreed to a customary covenant not to sue, a nondisclosure and confidentiality covenant, and a non-disparagement covenant related to our operations and services. We also agreed to a mutual covenant not to sue and a non-disparagement covenant.

Consulting Agreement.  On January 31, 2013, we also entered into a consulting agreement with Darrell Lerner, pursuant to which he agreed to serve as our consultant for a three-year period beginning on February 1, 2013 (the “Effective Date”). Pursuant to the consulting agreement, Darrell Lerner agreed to assist and advise us on legal, financial and other matters for which he has knowledge that pertains to us, as we reasonably request.

Pursuant to the consulting agreement, we agreed to pay Darrell Lerner a monthly fee of $25,000 for the initial two year period of the consulting agreement and a monthly fee of $5,000 for every month thereafter. The monthly payments under the consulting agreement were conditioned upon Darrell Lerner’s compliance with a customary confidentiality covenant covering certain information concerning us, a covenant not to compete during the term of the consulting agreement and for a period of one year following the termination of the agreement, a non-solicitation covenant for a period of six months immediately following the later of the termination of the consulting agreement or the end of the term of the consulting agreement, and a non-disparagement covenant.

The consulting agreement is for a three-year period; provided, however, that we may terminate the agreement at any time without notice and may renew the term of the agreement by providing written notice to Darrell Lerner prior to or at the expiration of the term. If we terminate the consulting agreement without “cause” prior to the three-year anniversary of the Effective Date, we have agreed to (i) pay Darrell Lerner the amount of the monthly fees owed to him for the period from the Effective Date to the two-year anniversary of the Effective Date and (ii) take all commercially reasonably actions to cause (A) 325,000 shares of restricted common stock previously granted to him, (B) 600,000 shares of restricted common stock previously granted to him and (iii) 150,000 shares of restricted common stock granted to him in connection with the severance agreement, to be vested as of the date of such termination.

On January 31, 2013, we entered into a restricted stock award agreement with Darrell Lerner, pursuant to which we issued 150,000 restricted shares of common stock to Darrell Lerner. Pursuant to the agreement, the restricted shares of common stock will vest upon the earlier of (i) the tenth anniversary of the date of grant, (ii) a “change in control” as defined in the agreement and (iii) on the date of Darrell Lerner’s termination of service without “cause” as such term is defined in the written employment or consulting agreement between us and Darrell Lerner that is in effect on the date of Darrell Lerner’s termination of service; provided that for purposes of provisions (i) and (ii) above, Darrell Lerner must be employed or providing services to us or our subsidiaries on the applicable vesting date. In addition, if we decide not to renew any written employment agreement or consulting agreement between us and Darrell Lerner without “cause” (as such term is defined in such agreement), and Darrell Lerner suffers a termination of service in connection with such non-renewal, then the termination of service shall be treated as a termination of service without “cause” for purposes of the agreement and such restricted shares of common stock would vest upon the date of Darrell Lerner's termination of service.

Subscription Agreement.  On January 31, 2013, in connection with Darrell Lerner’s separation from us, we also entered into a subscription agreement with Darrell Lerner and DCL Ventures, Inc., a Delaware corporation (“DCL”), a corporation that is majority owned by Darrell Lerner.  Pursuant to this agreement, we purchased 50,000 shares of DCL’s common stock, $0.001 par value per share, for an aggregate purchase price of $50,000 in April 2013.  We agreed to purchase 150,000 additional shares of DCL’s common stock for an aggregate purchase price of $150,000.  Pursuant to this agreement, we purchased an additional (i) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in July 2013, (ii) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in October 2013 and (iii) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in January 2014.

Indemnification Arrangements

We have entered into employment agreements with our executive officers, pursuant to which we have agreed to indemnify such persons against any liability, damage, cost or expense incurred in connection with the defense of any action, suit or proceeding to which such persons are a party to the extent permitted by applicable law, subject to certain exceptions.

Other Transactions

Consulting Agreement.  On June 1, 2012, we entered into a two-year consulting agreement with Byron Lerner, the father of Clifford Lerner, to provide consulting services to us related to (i) monitoring revenue and various traffic and engagement statistics for the purpose of proactively uncovering inconsistencies or bugs, as well as (ii) providing strategic advice along with business and financial introductions as requested. During the consulting period, we pay Byron Lerner a monthly consulting fee of $8,000 as well as reimbursement for certain expenses incurred during the performance of the consulting services.

Policies and Procedures for Approving Related Party Transactions

Our Board of Directors adopted a written Related Party Transactions Policy on April 19, 2012.  Prior to the adoption of the Related Party Transactions Policy, our related party transactions were approved by our Board of Directors.  In accordance with the Related Party Transactions Policy, all Related Party Transactions (as defined herein) must be reported to our Chief Executive Officer and Chief Financial Officer and must be reviewed and approved by our audit committee, if one has been established.  If an audit committee has not been established, Related Party Transactions must be reviewed and approved by all of our independent directors on the Board of Directors.  If an audit committee has not been established and there are not any independent directors on the Board of Directors, Related Party Transactions must be reviewed and approved by the Chief Financial Officer (except with respect to matters in which the Chief Financial Officer would be a Related Party (as defined herein), in which case the Chief Executive Officer shall review and approve the transaction).  In determining whether to approve, recommend or ratify a Related Party Transaction, the reviewing party will take into account, among other factors it deems appropriate, (i) whether the terms of the Related Party Transaction are fair to the Company, (ii) whether there are business reasons for the Company to enter into the Related Party Transaction, (iii) whether the Related Party Transaction would impair the independence of an outside director, and (iv) whether the Related Party Transaction would present an improper conflict of interest for any of our directors or executive officers.

A “Related Party Transaction” means a transaction (including any series of related transactions or a material amendment or modification to an existing Related Party Transaction) directly or indirectly involving any Related Party that would need to be disclosed under Item 404(a) of Regulation S-K.  Generally, under Item 404(a) of Regulation S-K, we are required to disclose any transaction occurring since the beginning of the last fiscal year, or any currently proposed transaction, involving us or our subsidiaries where the amount involved exceeds $120,000, and in which any Related Party had or will have a direct or indirect material interest.

A “Related Party” means any of the following: (i) any of our directors of the Company or director nominees; (ii) any of our executive officers; (iii) a person known by us to be the beneficial owner of more than 5% of our common stock; or (iv)  an immediate family member of any of the foregoing.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of Snap Interactive, Inc. at December 31, 2013 and 2012, and for the years then ended, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and this prospectus, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any materials we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also access our annual, quarterly and current reports, proxy statements and other information we file with the SEC on our website at investors.snap-interactive.com/sec-filings.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Snap Interactive, Inc.

We have audited the accompanying consolidated balance sheets of Snap Interactive, Inc. (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap Interactive, Inc. as of December 31, 2013 and 2012 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York
March 5, 2014

SNAP INTERACTIVE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$1,042,456	$5,357,596
Restricted cash	375,211	105,000
Credit card holdback receivable	232,264	287,293
Accounts receivable, net of allowances and reserves of $37,850 and $36,129, respectively	385,370	320,019
Prepaid expense and other current assets	114,863	204,824
Total current assets	2,150,164	6,274,732
Fixed assets and intangible assets, net	522,462	548,549
Notes receivable	170,566	165,716
Investments	100,000	-
Total assets	$2,943,192	$6,988,997

Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$861,730	$799,183
Accrued expenses and other current liabilities	671,142	240,049
Deferred subscription revenue	1,826,771	2,524,229
Deferred advertising revenue	300,000	-
Total current liabilities	3,659,643	3,563,461
Long term deferred rent	12,058	48,340
Warrant liability	140,550	1,616,325
Total liabilities	3,812,251	5,228,126
Stockholders' (deficit) equity:
Preferred Stock, $0.001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Common Stock, $0.001 par value, 100,000,000 shares authorized, 49,987,826 and 44,007,826 shares issued, respectively, and 39,132,826 and 38,832,826 shares outstanding, respectively	39,133	38,833
Additional paid-in capital	10,813,205	9,437,422
Accumulated deficit	(11,721,397)	(7,715,384)
Total stockholders' (deficit) equity	(869,059)	1,760,871
Total liabilities and stockholders' (deficit) equity	$2,943,192	$6,988,997

The accompanying notes are an integral part of these consolidated financial statements.

SNAP INTERACTIVE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2013	2012
Revenues:
Subscription revenue	$12,560,856	$18,910,070
Advertising revenue	49,236	336,666
Total revenue	12,610,092	19,246,736
Costs and expenses
Programming, hosting and technology expense	5,035,482	4,487,018
Compensation expense	4,177,568	3,625,117
Professional fees	1,005,650	703,125
Advertising and marketing expense	4,170,064	9,876,097
General and administrative expense	3,711,885	3,911,327
Total costs and expenses	18,100,649	22,602,684
Loss from operations	(5,490,557)	(3,355,948)
Interest income, net	5,807	21,517
Gain (loss) on change in fair value of warrants	1,475,775	(679,325)
Other income (expense)	2,962	(16,885)
Loss before provision for income taxes	(4,006,013)	(4,030,641)
Provision for income taxes	-	-
Net loss	$(4,006,013)	$(4,030,641)

Net loss per common share:
Basic and diluted	$(0.10)	$(0.10)
Weighted average number of common shares used in calculating net loss per common share:
Basic and diluted	38,937,210	38,611,758

The accompanying notes are an integral part of these consolidated financial statements.

SNAP INTERACTIVE, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY

	Common Stock		Additional Paid-	Accumulated	Stockholders’ (Deficit)
	Shares	Amount	in Capital	Deficit	Equity
Balance at January 1, 2011	38,580,261	$38,580	$8,256,864	$(3,684,743)	$4,610,701
Exercise of stock options for common stock	252,565	253	50,598	-	50,851
Stock-based compensation expense for stock options	-	-	814,996	-	814,996
Stock-based compensation expense for restricted stock awards	-	-	314,964	-	314,964
Net loss	-	-	-	(4,030,641)	(4,030,641)
Balance at December 31, 2012	38,832,826	$38,833	$9,437,422	$(7,715,384)	$1,760,871
Stock issued in exchange for domain name	100,000	100	99,900	-	100,000
Shares issued for consulting services	50,000	50	(50)	-	-
Exercise of stock options	150,000	150	12,300	-	12,450
Stock-based compensation expense for restricted stock awards	-	-	849,132	-	849,132
Stock-based compensation expense for stock options	-	-	414,501	-	414,501
Net loss	-	-	-	(4,006,013)	(4,006,013)
Balance at December 31, 2013	39,132,826	$39,133	$10,813,205	$(11,721,397)	$(869,059)

The accompanying notes are an integral part of these consolidated financial statements.

 SNAP INTERACTIVE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012
Cash flows from operating activities:
Net loss	$(4,006,013)	$(4,030,641)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	174,640	151,007
Amortization of investment premium	-	6,205
Stock-based compensation expense	1,263,633	1,129,960
Loss (gain) on change in fair value of warrants	(1,475,775)	679,325
Loss on disposal of fixed assets	-	16,885
Changes in operating assets and liabilities:
Increase in restricted cash	(270,211)	(105,000)
Decrease in credit card holdback receivable	55,029	154,547
Decrease (increase) in accounts receivable	(65,351)	160,171
Decrease in accrued interest paid	-	5,907
Decrease (increase) in prepaid expenses and other current assets	89,961	(108,009)
Decrease in security deposit	-	19,520
Increase (decrease) in accounts payables, accrued expenses and other current liabilities	486,532	(843,470)
Decrease in deferred rent	(29,174)	(23,421)
Decrease in deferred subscription revenue	(697,458)	(614,177)
Increase in deferred advertising revenue	300,000	-
Net cash used in operating activities	(4,174,187)	(3,401,191)
Cash flows from investing activities:
Purchase of fixed assets	(48,553)	(137,978)
Purchase of non-marketable equity securities	(100,000)	-
Redemption of short-term investments	-	6,475,000
Repayment of notes receivable issued to employees	-	11,320
Issuance of notes receivable issued to employees and accrued interest	(4,850)	(38,233)
Net cash provided by (used in) investing activities	(153,403)	6,310,109
Cash flows from financing activities:
Proceeds from exercise of stock options	12,450	50,850
Net cash provided by financing activities	12,450	50,850
Increase (decrease) in cash and cash equivalents	(4,315,140)	2,959,768
Balance of cash and cash equivalents at beginning of period	5,357,596	2,397,828
Balance of cash and cash equivalents at end of period	$1,042,456	$5,357,596

Supplemental disclosure of cash flow information:
AYI.com domain name purchase in exchange for 100,000 shares of common stock	$100,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

SNAP INTERACTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Snap Interactive, Inc. (together with its wholly owned subsidiaries, eTwine, Inc. and Snap Mobile Limited, the “Company”) was incorporated under the laws of the State of Delaware on July 19, 2005.  eTwine, Inc. was incorporated under the laws of the State of New York on May 7, 2004.  Snap Mobile Limited is a United Kingdom corporation, and was incorporated on September 10, 2009.

The Company was organized to operate a social dating application and stand-alone website.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, were prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP").  All intercompany balances and transactions have been eliminated upon consolidation.

Significant Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant estimates relied upon in preparing these financial statements include the provision for future credit card chargebacks and refunds on subscription revenue, estimates used to determine the fair value of our common stock, stock options, non-cash capital stock issuances, stock-based compensation and common stock warrants, collectability of our accounts receivable and the valuation allowance on deferred tax assets.  Management evaluates these estimates on an ongoing basis.  Changes in estimates are recorded in the period in which they become known. We base estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates.

Comparative Data

Certain amounts from prior periods have been reclassified to conform to the current period presentation, including:

•	The reclassification of a $42,468 hosting expense for the year ended December 31, 2012 from general and administrative expenses to programming, hosting and technology expenses.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with Accounting Standards Codification (“ASC”) No. 605, Revenue Recognition.  In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability is reasonably assured.

The Company has revenue streams consisting of subscriptions and advertisements.  The Company recognizes revenue from monthly premium subscription fees beginning in the month in which the services are provided.  Revenues are presented net of refunds, credits, and known and estimated credit card chargebacks.  During 2013, subscriptions were offered in durations of one-, three-, six- and twelve-month terms.  Longer-term plans (those with durations longer than one month) are generally available at discounted monthly rates.  All subscription fees, however, are collected at the time of purchase regardless of the length of the subscription term.  Revenues from multi-month subscriptions are recognized over the length of the subscription term rather than when the subscription is purchased.  The difference between the gross cash receipts collected and the revenue recognized from those sales during that reporting period will appear as deferred revenue.

The Company recognizes advertising revenue as earned on a click-through, impression, registration or subscription basis.  When a user clicks an advertisement (CPC basis), views an advertisement impression (CPM basis), registers for an external website via an advertisement clicked on through the Company’s application (CPA basis), or clicks on an offer to subscribe to premium features on the Company’s applications, the contract amount is recognized as revenue.

In December 2013, the Company entered into a three month partnership with Match.com L.L.C, whereby the Company received an upfront payment in exchange for developing various integrations of Match.com L.L.C’s dating properties into the core AYI.com experience.  The upfront payment was recognized on the Company’s Consolidated Balance Sheet at December 31, 2013 as deferred advertising revenue and will be amortized on the Company’s Consolidated Statement of Operations ratably upon the commencement of the three month term commencing on February 14, 2014.

The Company’s payment processors have established routine reserve accounts to secure the performance of the Company’s obligations under its service agreements, which is standard practice within the payment processing industry.  These reserve accounts withhold a small percentage of the Company’s sales in a segregated account in the form of a six-month rolling reserve.  The funds that are withheld each month are returned to the Company on a monthly basis after six months of being held in the reserve account and any remaining funds will be returned to the Company 90 to 180 days following termination of such agreements.  These funds are classified as credit card holdback receivable and totaled $232,264 and $287,293 at December 31, 2013 and December 31, 2012, respectively.

The Company has an additional reserve for potential credit card chargebacks based on historical experience and knowledge of the industry.  The Company reserved $37,850 and $36,129 for potential future credit card chargebacks as of December 31, 2013 and 2012, respectively.

SNAP INTERACTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business Segments

The Company operates in one reportable segment, and management assesses the Company’s financial performance and makes operating decisions based on a single operating unit.

Stock-Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), the Company measures the compensation costs of stock-based compensation arrangements based on the grant date fair value of granted instruments and recognizes the costs in the financial statements over the period during which employees are required to provide services.  Stock-based compensation arrangements include stock options and restricted stock awards.

Equity instruments (“instruments”) issued to non-employees are recorded on the basis of the fair value of the instruments, as required by ASC 718.  ASC No. 505, Equity Based Payments to Non-Employees (“ASC 505”), defines the measurement date and recognition period for such instruments.  In general, the measurement date is (a) when a performance commitment, as defined, is reached or (b) when the earlier of (i) the non-employee performance is complete and (ii) the instruments are vested. The measured value related to the instruments is recognized over a period based on the facts and circumstances of each particular grant as defined in ASC 505.

The fair value of each option granted under the Company's Amended and Restated 2011 Long-Term Incentive Plan (the “Plan”) was estimated using the Black-Scholes option-pricing model (see Note 10 for further details).  Using this model, fair value is calculated based on assumptions with respect to the (i) expected volatility of the Company's common stock price, (ii) expected life of the award, which for options is the period of time over which employees and non-employees are expected to hold their options prior to exercise, (iii) expected dividend yield on the Company's common stock, and (iv) a risk-free interest rate, which is based on quoted U.S. Treasury rates for securities with maturities approximating the expected term.  Expected volatility is estimated based on the Company's historical volatilities.  The expected life of options has been determined using the "simplified" method as prescribed by Staff Accounting Bulletin (“SAB”) No. 110, an amendment to SAB No. 107, which uses the midpoint between the vesting date and the end of the contractual term.  The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying dividends in the foreseeable future.

Programming, Hosting and Technology Expense

Programming, hosting and technology expense includes the expenses associated with the operation of our data center, including labor, consulting, hosting, server, web design and programming expenses.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

Research and Development

The Company has adopted the provisions of ASC No. 350, Intangibles – Goodwill & Other.  Costs incurred in the planning stage of a website are expensed as research and development expenses while costs incurred in the development stage are capitalized and amortized over the life of the asset, estimated to be three years.  The Company did not capitalize any research and development expenses during the years ended December 31, 2013 and 2012.

SNAP INTERACTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company accounts for income taxes using the asset and liability method prescribed by ASC No. 740,  Income Taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carry forwards. Deferred taxes are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

Each reporting period, the Company assesses whether its deferred tax assets are more-likely-than-not realizable, in determining whether it is necessary to record a valuation allowance.  This includes evaluating both positive (e.g., sources of taxable income) and negative (e.g., recent historical losses) evidence that could impact the realizability of the Company's deferred tax assets.

The Company recognizes the impact of an uncertain tax position in its financial statements if, in management's judgment, the position is more-likely-than-not sustainable upon audit based on the position's technical merits. This involves the identification of potential uncertain tax positions, the evaluation of applicable tax laws and an assessment of whether a liability for uncertain tax positions is necessary.  Different conclusions reached in this assessment can have a material impact on our consolidated financial statements.  Currently, we have no uncertain tax positions.

Net Income (Loss) Per Share

Basic net income (loss) per common share is determined using the two-class method and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period as defined by ASC No. 260,  Earnings Per Share.  The two-class method is an earnings allocation formula that determines income (loss) per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings.  The two-class method treats a participating security as having rights to earnings that otherwise would have been available to common shareholders.  According to the contractual terms of participating securities, such securities do not participate in losses.

Diluted net income (loss) per common share reflects the more dilutive earnings per share amount calculated using the treasury stock method or the two-class method, taking into account any potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of shares issuable upon the exercise of stock options and unvested shares of restricted common stock (using the treasury stock method).  To the extent stock options, stock equivalents and warrants are antidilutive, they are excluded from the calculation of diluted income per share.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.  Cash and cash equivalents consist of cash on deposit with banks, money market funds and certain investments in commercial paper.

Investments

The Company follows Accounting Standards Codification (“ASC”) 325-20, Cost Method Investments (“ASC 325-20”), to account for its ownership interest in noncontrolled entities. Under ASC 325-20, equity securities that do not have readily determinable fair values (i.e., non-marketable equity securities) and are not required to be accounted for under the equity method are typically carried at cost (i.e., cost method investments). Investments of this nature are initially recorded at cost. Income is recorded for dividends received that are distributed from net accumulated earnings of the noncontrolled entity subsequent to the date of investment. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions in the cost of the investment. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, short-term investments classified as held-to-maturity, accounts receivable, credit card holdback receivable, prepaid expenses, accounts payable, accrued expenses and deferred revenue, approximate fair value due to the short-term nature of these instruments.

Receivables

At December 31, 2013, the Company had accounts receivable from payment processors in the amount of $421,969. The settlement of credit card sales by payment processors typically occurs several days after the date of the charge, and we generally receive payments from mobile payment processors and advertising networks on a monthly basis.

SNAP INTERACTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Furniture, Fixtures and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of those assets, as follows:

Software and website costs	3 years
Computers and office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term

Repairs and maintenance costs are expensed as incurred.

Other Intangible and Long-Lived Assets

The Company's long-lived assets primarily consist of computer and office equipment and software, furniture and fixtures and leasehold improvements, which are subject to depreciation over the useful life of the asset.  Long-lived assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired.  In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition.  If the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.  No impairments were recorded on long-lived assets for the periods presented in these consolidated financial statements.

Intangible Assets, net

The Company’s intangible assets, net represents definite-lived intangible assets, which are being amortized on a straight-line basis over their estimated useful lives as follows:

Domain name	15 years

No impairments were recorded on intangible assets and no impairment indicators were noted for the periods presented in these consolidated financial statements.

Warrant Liability

The Company issued common stock warrants in January 2011 in conjunction with an equity financing.  In accordance with ASC 480, Distinguishing Liabilities from Equity, the fair value of these warrants is classified as a liability on the Company’s Consolidated Balance Sheets because, according to the warrants' terms, a fundamental transaction could give rise to an obligation of the Company to pay cash to its warrant holders.  Corresponding changes in the fair value of the warrants are recognized in earnings on the Company’s Consolidated Statements of Operations in each subsequent period.

Recently Adopted Accounting Pronouncement

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11,  Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists  (“ASU 2013-11”), which provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. The revised guidance is effective for interim and annual periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of ASU 2013-11 to have a material impact on its consolidated financial statements.

SNAP INTERACTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Restricted Cash

During the year ended December 31, 2012, the Company established a line of credit with JPMorgan Chase Bank, National Association related to the Company’s corporate credit cards, which required the Company to place a cash collateral guarantee of 105% of the monthly credit line of $100,000 in a certificate of deposit for twelve months as collateral.  Accordingly, the Company has reported $105,211 as restricted cash on the balance sheet as of December 31, 2013. During September 2013, the Company closed its corporate credit card account with JP Morgan.  On January 14, 2014, JP Morgan Chase released the $105,211 held in a certificate of deposit for the Company’s corporate credit card account (See Note 16).

On January 11, 2013, the Company obtained a letter of credit from JP Morgan in the amount of $200,000 in favor of Hewlett Packard Financial Services Company (“HP”).  This letter of credit expires on January 31, 2014 and was increased to $270,000 as of December 31, 2013.

4. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	December 31, 2013	December 31, 2012
Accounts receivable	$423,220	$356,148
Less: Reserve for future chargebacks	(37,850)	(36,129)
Total accounts receivable, net	$385,370	$320,019

Credit card payments for subscriptions and micro-transaction purchases typically settle several days after the date of purchase.  As of December 31, 2013, the amount of unsettled transactions due from credit card payment processors amounted to $191,656, as compared to $112,885 at December 31, 2012.  At December 31, 2013, the amount of receivable due from Apple Inc. amounted to $217,536, as compared to $201,859 at December 31, 2012.  These amounts are included in our accounts receivable.

5. Fair Value Measurements

The fair value framework under the FASB’s guidance requires the categorization of assets and liabilities into three levels based upon the assumptions used to measure the assets or liabilities.  Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment.  The three levels for categorizing assets and liabilities under the fair value measurement requirements are as follows:

•	Level 1: Fair value measurement of the asset or liability using observable inputs such as quoted prices in active markets for identical assets or liabilities;

•
Level 2:  Fair value measurement of the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•	Level 3: Fair value measurement of the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

The following table summarizes the liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
LIABILITIES:
Warrant liability	$—	$—	$140,550	$140,550
Total warrant liability	$—	$—	$140,550	$140,550

The following table summarizes the liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
LIABILITIES:
Warrant liability	$—	$—	$1,616,325	$1,616,325
Total warrant liability	$—	$—	$1,616,325	$1,616,325

SNAP INTERACTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest earned on debt securities is recorded to “Interest income, net” on the Condensed Consolidated Statements of Operations.

The Company issued common stock warrants in January 2011 in conjunction with an equity financing.  In accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), the fair value of these warrants is classified as a liability on the Company’s Condensed Consolidated Balance Sheets because, according to the terms of the warrants, a fundamental transaction could give rise to an obligation of the Company to pay cash to its warrant holders.  Corresponding changes in the fair value of the warrants are recognized in earnings on the Company’s Condensed Consolidated Statements of Operations in each subsequent period.

The Company’s warrant liability is carried at fair value and was classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs.  In order to calculate fair value, the Company uses a custom model developed with the assistance of an independent third-party valuation expert.  This model calculates the fair value of the warrant liability at each measurement date using a Monte-Carlo style simulation, as the value of certain features of the warrant liability would not be captured by the standard Black-Scholes model.

The following table summarizes the values of certain assumptions used in our custom model to estimate the fair value of the warrant liability as of December 31, 2013 and December 31, 2012:

	December 31,	December 31,
	2013	2012
Stock price	$0.42	$1.25
Strike price	$2.50	$2.50
Remaining contractual term (years)	2.1	3.1
Volatility	109.6%	216.2%
Adjusted volatility	102.5%	136.4%
Risk-free rate	0.4%	0.4%
Dividend yield	0%	0%

For the purposes of determining fair value, the Company used “adjusted volatility” in favor of “historical volatility” in its Monte-Carlo style simulation.  Historical volatility of the Company was calculated using weekly stock prices over a look back period corresponding to the remaining contractual term of the warrants as of each valuation date.  Management considered the lack of marketability of these instruments by incorporating a 10% incremental discount rate through a reduction of the volatility estimate (“volatility haircut”) to calculate the adjusted historical volatility as of each valuation date.

ASU No. 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), indicates that “in the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would do so when pricing the asset or liability.”  In accordance with ASU 2011-04, management estimated fair value from the perspective of market participants.

 6. Cost-Method Investment

On January 31, 2013, the Company entered into a subscription agreement with Darrell Lerner and DCL Ventures, Inc. (“DCL”) in connection with Mr. Lerner’s separation from the Company. Pursuant to this agreement, the Company has made multiple investments in DCL by purchasing (i) 50,000 shares of DCL’s common stock for an aggregate purchase price of $50,000 in April 2013, (ii) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in July 2013, (iii) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in October 2013 and (iv) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in January 2014. These nonmarketable securities have been recorded in Investments on the Company’s Condensed Consolidated Balance Sheet measured on a cost basis (See Note 15).

As of December 31, 2013, the aggregate carrying amount of the Company’s cost-method investment in DCL, which was a noncontrolled entity, was $100,000. The Company assesses all cost-method investments for impairment quarterly. No impairment loss was recorded during the year ended December 31, 2013. The Company does not reassess the fair value of cost-method investments if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments (See Note 15).

SNAP INTERACTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  Fixed Assets and Intangible Assets, Net

Fixed assets and intangible assets, net consisted of the following at:

	December 31,	December 31,
	2013	2012
Computer equipment	$252,879	$211,896
Furniture and fixtures	142,856	142,856
Leasehold improvements	382,376	377,727
Software	10,968	8,047
Website domain name	124,938	24,938
Website costs	40,500	40,500
Total fixed assets	954,517	805,964
Less: Accumulated depreciation and amortization	(432,055)	(257,415)
Total fixed assets and intangible assets, net	$522,462	$548,549

The Company only holds fixed assets in the United States.  Depreciation and amortization expense was $174,640 and $151,007 for the years ended December 31, 2013 and 2012, respectively.

8. Notes Receivable

At December 31, 2013, the Company had notes receivable in the aggregate amount of $170,566 due from three former employees.  The Company paid taxes on stock-based compensation on these employees’ behalf during 2011 and 2012 in exchange for these notes, and the outstanding amounts on the notes are secured by pledged stock certificates.  The notes are due at various times during 2021-2023 and bear interest rates between 2.31% and 3.57% per annum.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at:

	December 31,	December 31,
	2013	2012
Compensation and benefits	$499,500	$39,344
Deferred rent	37,463	30,354
Professional fees	134,179	163,500
Other accrued expenses	-	6,851
Total accrued expenses and other current liabilities	$671,142	$240,049

10. Income Taxes

The Company had no income tax benefit or provision for the year ended December 31, 2013. Since the Company incurred a net loss for the year ended December 31, 2013, there was no income tax expense for the period.  Increases in deferred tax balances have been offset by a valuation allowance and have no impact on our deferred income tax provision.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	Years Ended December 31,
	2013	2012
Deferred Tax Liability:
Furniture, fixtures, equipment and intangibles	$(48,716)	$(64,437)
Other	(17,105)	(10,162)
Warrants	(997,596)	(627,056)
Deferred Tax Assets:
Stock options for services	1,230,522	1,049,578
Net operating loss carry-forward	3,927,921	3,237,128
Reserve for future charge backs	26,037	16,674
Valuation allowance	(4,121,063)	(3,601,725)
Net deferred tax assets (liabilities)	$-	$-

SNAP INTERACTIVE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Due to uncertainties regarding benefits and utilization of the total deferred tax assets, a valuation allowance of $4,121,063 has been recorded.  The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized.  The valuation allowance on our total deferred asset increased by $519,338 from 2012 to 2013.  At December 31, 2013, the Company had U.S. federal tax net operating loss (“NOL”) carry-forwards of $11,179,378, which will expire in between 2030 and 2033.

The deferred taxes do not account for NOL carry-forwards related to the windfall tax benefit of $26,128 for the period ended December 31, 2012 and $6,668 for the period ended December 31, 2013.

The deferred tax liability results primarily from the use of accelerated methods of depreciation of equipment for tax purposes and the fluctuation of the fair market value of warrants.

A reconciliation from the federal income tax provision from continuing operations at the statutory rate to the effective rate is as follows:

	Year Ended December 31,
	2013	2012
Federal income tax benefit at statutory rate	$(1,385,270)	$(1,410,724)
Increase (decrease) in income taxes resulting from:
State and local income taxes	854,100	(598,095)
Change in deferred tax asset valuation allowance	519,337	1,994,482
Stock based compensation	-	-
Non-deductible expenses	11,833	14,337
Other	-	-
Income Tax Expense	$-	$-

The Company files U.S. federal income tax returns, as well as income tax returns for New York State, and New York City.  The following years remain open for possible examination:  2008, 2009, 2010, 2011 and 2012.

11. Stock-Based Compensation

The Plan was adopted effective May 24, 2011, and subsequently amended and restated in its entirety on October 21, 2011.  The Plan permits the Company to award grants of stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted shares of common stock, restricted stock units, performance stock, dividend equivalent rights, and other stock-based awards and cash-based incentive awards to its employees (including an employee who is also a director or officer), non-employee directors and consultants.  The maximum number of shares of common stock that may be delivered pursuant to awards granted under the Plan is 7,500,000 shares, of which 100% may be delivered pursuant to incentive stock options.  As of December 31, 2013, there were 3,400,210 shares available for future issuance under the Plan.

Stock Options

The following table summarizes the weighted average values of the assumptions used in the Black-Scholes pricing model to estimate the fair value of the options granted during the year ended December 31, 2013:

Expected volatility	246.4%
Expected life of option	6.13 Years
Risk free interest rate	1.25%
Expected dividend yield	0.0%

SNAP INTERACTIVE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The expected life of the option awards is the period of time over which employees and non-employees are expected to hold their options prior to exercise.  The expected life of options has been determined using the "simplified" method as prescribed by SAB 110, an amendment to SAB 107, which uses the midpoint between the vesting date and the end of the contractual term.  The volatility of the Company’s common stock is calculated using the company’s historical volatilities beginning at the grant date and going back for a period of time equal to the expected life of the award.

The following table summarizes stock option activity for the year ended December 31, 2013:

	Number of Options	Weighted Average Exercise Price
Stock Options:
Outstanding at December 31, 2012	4,525,205	$0.97
Granted	1,684,960	0.58
Exercised	(150,000)	0.08
Expired or canceled, during the period	(580,000)	1.07
Forfeited, during the period	(1,350,375)	1.26
Outstanding at December 31, 2013	4,129,790	0.74
Exercisable at December 31, 2013	2,241,353	$0.78

At December 31, 2013, the aggregate intrinsic value of stock options that were outstanding and exercisable was $9,100 and $9,100, respectively.  At December 31, 2012, the aggregate intrinsic value of stock options that were outstanding and exercisable was $1,807,362 and $1,179,516, respectively.  The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the fair value of such awards as of the period-end date.

Stock-based compensation expense was $414,501 and $814,996 during the years ended December 31, 2013 and 2012, respectively.

Non-employee stock option activity is broken out for disclosure purposes below, but is included in total stock option activity on the previous page.  The following table summarizes non-employee stock option activity for the year ended December 31, 2013:

	Number of Options	Weighted Average Exercise Price
Non-employee Stock Options:
Outstanding at December 31, 2012	900,000	$1.08
Granted	50,000	0.54
Forfeited, during the period	(300,000)	1.21
Expired or canceled, during the period	(450,000)	1.00
Outstanding at December 31, 2013	200,000	0.93
Exercisable at December 31, 2013	200,000	$0.93

SNAP INTERACTIVE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2013, the aggregate intrinsic value of non-employee stock options that were outstanding and exercisable was $0.  At December 31, 2012, the aggregate intrinsic value of non-employee stock options that were outstanding and exercisable was $152,500 and $137,500, respectively

Stock-based compensation expense relating to non-employee stock options was $129,411 and $115,178 during the years ended December 31, 2013 and 2012, respectively.

The following table summarizes unvested stock option activity for the year ended December 31, 2013:

	Number of Options	Weighted Average Grant Date Fair Value
Unvested Stock Options:
Unvested stock options outstanding at December 31, 2012	2,353,591	$0.99
Granted	1,684,960	0.57
Vested	(799,739)	0.80
Forfeited, during the period	(1,350,375)	0.90
Unvested stock options outstanding at December 31, 2013	1,888,437	$0.57

There was $1,044,158 and $1,846,201 of total unrecognized compensation expense related to unvested stock options at December 31, 2013 and 2012, respectively, which is expected to be recognized over a weighted average remaining vesting period of 2.85 and 2.58 years, respectively.

At December 31, 2013, there was no unrecognized compensation expense related to unvested non-employee stock options. At December 31, 2012, there was $419,206 of total unrecognized compensation expense related to unvested non-employee stock options, which is expected to be recognized over a weighted average period of 1.57 years.

Restricted Stock Awards

The following table summarizes restricted stock award activity for the year ended December 31, 2013:

	Number of RSAs	Weighted Average Grant Date Fair Value
Restricted Stock Awards:
Outstanding at December 31, 2012	5,175,000	$0.61
Granted	5,730,000	0.52
Vested	(50,000)	0.61
Outstanding at December 31, 2013	10,855,000	$0.56

At December 31, 2013, there was $4,930,101 of total unrecognized compensation expense related to unvested restricted stock awards, which is expected to be recognized over a weighted average period of 8.34 years.  At December 31, 2012, there was $3,169,203 of total unrecognized compensation expense related to unvested restricted stock awards, which is expected to be recognized over a weighted average period of 9.00 years.

Stock-based compensation expense relating to restricted stock awards was $849,132 and $314,964 for the years ended December 31, 2013 and 2012, respectively.

SNAP INTERACTIVE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Non-employee restricted stock award activity is broken out for disclosure purposes below, but is included in total stock option activity on the previous table.  The following table summarizes non-employee stock option activity for the year ended December 31, 2013:

	Number of RSAs	Weighted Average Grant Date Fair Value
Non-Employee:
Outstanding at December 31, 2012	925,000	$0.80
Granted	250,000	0.74
Vested	(50,000)	0.61
Outstanding at December 31, 2013	1,125,000	$0.42

At December 31, 2013, there was $402,724 of total unrecognized compensation expense related to non-employee unvested restricted stock awards, which is expected to be recognized over a weighted average period of 8.05 years.

Stock-based compensation expense relating to non-employee restricted stock awards was $54,721 for the year ended December 31, 2013.

12. Common Stock Purchase Warrants

In January 2011, we completed an equity financing that raised gross proceeds of $8,500,000 from the issuance of 4,250,000 shares of common stock at a price of $2.00 per share and warrants to purchase an aggregate of 2,125,000 shares of common stock that are exercisable for five years from the date of issuance.  The warrants are exercisable any time on or before January 19, 2016 and have an exercise price of $2.50 per share.  We received $7,915,700 in net proceeds from the equity financing after deducting offering expenses of $584,300.  The exercise price of the warrants and number of shares of common stock to be received upon the exercise of the warrants are subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions.

We also issued warrants to purchase 255,000 shares of our common stock to the placement agents in January 2011 in connection with the equity financing as consideration for their services. These warrants have the same terms, including exercise price, registration rights and expiration, as the warrants issued to the investors in the equity financing.

Warrant Liability

In connection with the issuance of these warrants, the Company recorded a warrant liability on its Consolidated Balance Sheet based on the estimated fair value of the common stock warrants as of reporting dates.  The warrants are valued at the end of each reporting period and any changes in the fair value of the warrants are recorded as  “Gain (loss) on change in fair value of warrants” on the Company’s Consolidated Statement of Operations, based on the changes during the respective periods.  The fair value of these warrants was $140,550 and $1,616,325 at December 31, 2013 and December 31, 2012, respectively, based on a model developed with the assistance of an independent third-party valuation expert.

The mark-to-market gain (loss) on these warrants was $1,475,775 and ($679,325) for the years ended December 31, 2013 and December 31, 2012, respectively, and was not presented within loss from operations.

Common Stock Issued for Warrants Exercised

In April 2011, we issued 37,500 shares of our common stock and received net proceeds of $88,125 after an investor exercised warrants issued in our equity financing at an exercise price of $2.50 per share.

The following table summarizes warrant activity for the year ended December 31, 2013:

	Number of Warrants	Weighted Average Exercise Price
Stock Warrants:
Outstanding at December 31, 2012	2,342,500	$2.50
Granted	-
Exercised	-
Forfeited	-
Outstanding at December 31, 2013	2,342,500	2.50
Warrants exercisable at December 31, 2013	2,342,500	$2.50

SNAP INTERACTIVE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Net Loss Per Common Share

Basic net loss per common share is computed based upon the weighted average common shares outstanding as defined by ASC No. 260, Earnings Per Share.  Diluted net loss per common share includes the dilutive effects of stock options, warrants and stock equivalents.  To the extent stock options, stock equivalents and warrants are antidilutive, they are excluded from the calculation of diluted net loss per share.  For the year ended December 31, 2013, 6,472,290 shares issuable upon the exercise of stock options and warrants were not included in the computation of diluted net loss per share because their inclusion would be antidilutive.  For the year ended December 31, 2012, 6,867,705 shares issuable upon the exercise of stock options and warrants were not included in the computation of diluted net loss per share because their inclusion would be antidilutive.

The following table provides a reconciliation of the numerator and denominator used in computing basic and diluted net loss per common share:

	Year Ended
	December 31,
	2013	2012
Numerator:
Net loss	$(4,006,013)	$(4,030,641)
Denominator:
Basic shares:
Weighted-average common shares outstanding	38,937,210	38,611,758
Diluted shares:
Weighted-average shares used to compute basic net loss per share	38,937,210	38,611,758
Add: Weighted average shares assumed to be issued upon conversion of convertible notes as of the date of issuance	-	-
Warrants and options as of beginning of period	-	-
Weighted-average shares used to compute diluted net loss per share	38,937,210	38,611,758

Net loss per share:
Basic	$(0.10)	$(0.10)
Diluted	$(0.10)	$(0.10)

14. Commitments

On May 23, 2011, the Company executed a non-cancelable operating lease for corporate office space which began on June 1, 2011 and expires on March 30, 2015.  Total base rent due during the term of the lease is $973,595.  Monthly rent escalates during the term, but is recorded on a straight-line basis over the term of the lease.  The Company can terminate the final five months of the lease with eight months prior notice and the payment of unamortized costs.  Rent expense under this lease for the years ended December 31, 2013 and 2012 was $253,982.

During 2012, the Company entered into multiple two-year lease agreements with HP for equipment and certain financed items. During 2013, we entered into two additional two-year lease agreements with HP for equipment and certain financed items. Monthly rent expense is $23,248 until September 2014, $16,664 until May 2015, and then $1,306 per month until July 2015.  Rent expense under the HP leases for the year ended December 31, 2013 and 2012 totaled $217,726 and $42,468, respectively. On January 11, 2013, the Company obtained a letter of credit from JP Morgan in the amount of $200,000 in favor of HP. This letter of credit expires on January 31, 2014 and was increased to $270,000 as of September 30, 2013 (See Note 3).

The Company entered into a two-year service agreement with Equinix Operating Co., Inc. (“Equinix”) whereby Equinix agreed to provide certain products and services to the Company from January 2013 to January 2015.  Pursuant to the service agreement, the Company agreed to pay monthly recurring fees in the amount of $8,450 and certain nonrecurring fees in the amount of $9,700.  The agreement automatically renews for additional twelve month terms unless earlier terminated by either party.  Hosting expense under this lease totaled $180,495 for the year ended December 31, 2013.

At December 31, 2013, future minimum payments under non-cancelable operating leases were as follows:

Year	Amount
2014	552,736
2015	160,306
2016	-
2017 and thereafter	-
Total	$713,042

SNAP INTERACTIVE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.  Related Party Transactions

On January 31, 2013, the Company entered into a subscription agreement with Darrell Lerner and DCL in connection with his separation from the Company.  Pursuant to this agreement, the Company purchased (i) 50,000 shares of DCL’s common stock for an aggregate purchase price of $50,000 in April 2013, (ii) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in July 2013, (iii) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in October 2013 and (iv) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in January 2014.

On January 31, 2013, the Company entered into a consulting agreement with Mr. Lerner, pursuant to which Mr. Lerner agreed to serve as a consultant to the Company for a three-year period, beginning on February 1, 2013 (the “Effective Date”). Pursuant to the agreement, Mr. Lerner agreed to assist and advise the Company on legal, financial and other matters for which he has knowledge that pertains to the Company, as the Company reasonably requests. As compensation for his services, the Company agreed to pay Mr. Lerner a monthly fee of $25,000 for the initial two year period of the agreement and a monthly fee of $5,000 for every month thereafter. The monthly payments under the agreement are conditioned upon Mr. Lerner’s compliance with a customary confidentiality covenant covering certain information concerning the Company, a covenant not to compete during the term of the agreement and for a period of one year following the termination of the agreement, a non-solicitation covenant for a period of six months immediately following the later of the termination of the agreement or the end of the term of the agreement and a non-disparagement covenant regarding the Company.

The consulting agreement is for a three-year period; provided, however, that the Company may terminate the agreement at any time without notice and may renew the term of the agreement by providing written notice to Mr. Lerner prior to or at the expiration of the term. If the Company terminates the agreement without “cause” (as defined in the agreement) prior to the three-year anniversary of the Effective Date, the Company has agreed to (i) pay Mr. Lerner the amount of the monthly fees owed to Mr. Lerner for the period from the Effective Date to the two year anniversary of the Effective Date and (ii) take all commercially reasonably actions to cause (A) 325,000 shares of restricted common stock of the Company previously granted to Mr. Lerner, (B) 600,000 shares of restricted common stock of the Company previously granted to Mr. Lerner and (iii) 150,000 shares of restricted common stock of the Company granted to Mr. Lerner pursuant to the agreement, to be vested as of the date of such termination.

On January 31, 2013, the Company entered into a restricted stock award agreement with Mr. Lerner, pursuant to which the Company issued 150,000 restricted shares of common stock to Mr. Lerner. Pursuant to the agreement, the restricted shares of common stock will vest upon the earlier of (i) the tenth anniversary of the date of grant, (ii) a “change in control” as defined in the agreement and (iii) on the date of Mr. Lerner’s termination of service without “cause” as such term is defined in the written employment or consulting agreement between the Company and Mr. Lerner that is in effect on the date of Mr. Lerner’s termination of service; provided that for purposes of provisions (i) and (ii) above, Mr. Lerner must be employed or providing services to the Company or its subsidiaries on the applicable vesting date. In addition, if the Company decides not to renew any written employment agreement or consulting agreement between the Company and Mr. Lerner without “cause” (as such term is defined in such agreement), and Mr. Lerner suffers a termination of service in connection with such non-renewal, then the termination of service shall be treated as a termination of service without “cause” for purposes of the agreement and such restricted shares of common stock would vest upon the date of Mr. Lerner's termination of service.

On April 10, 2013, the Company awarded Clifford Lerner 5,000,000 restricted shares of common stock.  Pursuant to the terms of the restricted stock award agreement, (i) fifty percent (50%) of the restricted shares will vest on the third anniversary of grant date, and (ii) the remaining fifty percent (50%) shares will vest on the fourth anniversary of grant date; provided, that any unvested shares will immediately vest on the effective date of a change in control.

On April 10, 2013, the Company awarded Mr. Pedersen 480,000 restricted shares of common stock.  Pursuant to the terms of the restricted stock award agreement, (i) fifty percent (50%) of the restricted shares will vest on the third anniversary of grant date, and (ii) the remaining fifty percent (50%) of the restricted shares will vest on the fourth anniversary of grant date; provided, that any unvested shares will immediately vest on the effective date of a change in control.

On April 10, 2013, the Company also awarded Mr. Pedersen a stock option to purchase 700,000 shares of the Company’s common stock at an exercise price of $0.52 per share.  The shares of common stock underlying Mr. Pedersen’s stock option will vest one-fourth on each of the first, second, third and fourth anniversaries of the date of grant; provided, that (i) upon the effective date of a “change in control,” 50% of all then unvested shares of common stock underlying the option will vest immediately and the remaining unvested shares of common stock underlying the option will vest on the earlier of (a) the original vesting date or (b) equally on the first and second anniversary of the effective date of the change in control (subject to early termination or forfeiture in accordance with the terms of the stock option agreement), (ii) any vested options will be forfeited immediately upon violation of any non-competition or non-solicitation agreement between the Company and Mr. Pedersen and (iii) upon termination of Mr. Pedersen’s employment without cause, the option will remain exercisable until the tenth anniversary of the date of grant to the extent the shares underlying the option are vested.

16. Subsequent Events

Certificate of Deposit

On January 14, 2014, JP Morgan Chase released the $105,211 held in a certificate of deposit for the Company’s corporate credit card account (See Note 3).

Employment Agreement

On February 28, 2014, the Board of Directors of the Company appointed Alexander Harrington to serve as the Company’s Chief Operating Officer, effective February 28, 2014. On February 28, 2014, the Company entered into an Executive Employment Agreement (the “Employment Agreement”) with Alexander Harrington to employ Mr. Harrington as the Company’s Chief Operating Officer, effective as of February 28, 2014. In connection with Jon Pedersen’s resignation from the position of Chief Financial Officer of the Company (as discussed below) and pursuant to the Employment Agreement, Mr. Harrington will assume the duties of the Chief Financial Officer (including the roles of Principal Financial Officer and Principal Accounting Officer) of the Company beginning on the date of Mr. Pedersen’s resignation and lasting until such time as the Company appoints a full time Chief Financial Officer.

SNAP INTERACTIVE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Employment Agreement has an initial term of one year, and will be automatically renewed for a successive one-year terms, unless earlier terminated by either party upon prior written notice. Pursuant to the Employment Agreement, Mr. Harrington is entitled to the following compensation and benefits:

•
A base salary at an annual rate of $250,000, which will increase to $275,000 if (i) the Company’s net cash provided by operating activities (as reported on the Company’s consolidated statements of cash flows) for the quarter ending December 31, 2014 is positive and (ii) as of January 1, 2015 the Company’s total cash, cash equivalents and restricted cash less any outstanding debt, as reported on the Company’s consolidated balance sheet, exceeds $2,000,000 (the “Bonus Compensation Terms”). The base salary will be reviewed at least annually, and may be increased by the Board of Directors of the Company.

•
A guaranteed annual incentive bonus of $50,000 beginning on or before the last business day in January 2015 and on or before the last business day in January for each subsequent year during the employment period. Additionally, the Employment Agreement provides for a supplementary annual incentive bonus of $75,000, subject to the fulfillment of the Bonus Compensation Terms.

•	A stock option to purchase 1,000,000 shares of common stock as described below.

•	Four weeks paid vacation annually and reimbursement of transportation costs up to $500 per month and cellular and data services up to $250 per month.

•	Eligibility to participate in the Company’s benefit plans that are generally provided for all employees.

Pursuant to its terms and conditions, the Employment Agreement may be terminated by the Company (i) upon Mr. Harrington’s death or permanent disability, (ii) for Cause (as defined in the Employment Agreement) or (iii) without Cause upon prior written notice to Mr. Harrington. The Employment Agreement may be terminated by Mr. Harrington (i) for Good Reason (as defined in the Employment Agreement) or (ii) other than for Good Reason, upon prior written notice to the Company.

If the Company terminates Mr. Harrington for any reason he is entitled to his earned but unpaid base salary through the date of termination, any amounts to which he is entitled under the Company’s benefit plans and any unreimbursed reasonable business expenses (the “Termination Benefits”). Additionally, if the Company terminates Mr. Harrington without Cause or Mr. Harrington terminates his employment for Good Reason, he is entitled to the following benefits, subject to a general release of claims in favor of the Company and compliance with certain other restrictive covenants in the Employment Agreement:

•
If the termination occurs either prior to a change in control or within one year following a change in control, Mr. Harrington will be entitled to six months of his then-current base salary in addition to the Termination Benefits.

•
If the termination occurs during the one year period following a change in control, Mr. Harrington will be entitled to an amount equal to a one-time payment of his annualized base salary as in effect on the date of the change in control.

Immediately prior to Mr. Harrington’s employment, the Company also granted Mr. Harrington a stock option to purchase 1,000,000 shares of the Company’s common stock. The stock option is subject to the terms and conditions of a stock option agreement, which terms include that:  the stock option will vest 20% on each anniversary of the date of grant; provided, that upon a (i)  “change in control”, 50% of the then unvested options will immediately vest and the remaining unvested options will vest on the earlier of (a) the original date such options would have vested or (b) the first anniversary of the effective date of the change in control (subject to early termination or forfeiture in accordance with the terms of the award agreement).The stock option will be subject to immediate forfeiture upon violation of any non-compete or non-solicitation provisions of the Employment Agreement and  upon Mr. Harrington’s termination without Cause or for Good Reason, the stock option, to the extent then vested, shall remain exercisable until the tenth anniversary of the option’s grant date.

Pursuant to the Employment Agreement, Mr. Harrington is also subject to a confidentiality covenant, a six month non-compete covenant, a one year non-solicitation covenant and  trading restrictions, which include a one year lock up period on the stock option granted.

Advisor Agreement

On March 4, 2014, the Company entered into an Advisor Agreement (the “Advisor Agreement”) with Jon Pedersen to employ Mr. Pedersen as an advisor to the Company, effective as of March 15, 2014. In connection with the Advisor Agreement, Mr. Pedersen resigned from the position of Chief Financial Officer of the Company effective as of March 15, 2014

Pursuant to the Advisor Agreement, Mr. Pedersen agreed to serve as an advisor to the Company on legal, financial and other matters for which he has knowledge that pertains to the Company, as the Company reasonably requests. The term of the Advisor Agreement is six (6) months, beginning on March 15, 2014.

As compensation for Mr. Pedersen’s services and pursuant to the Advisor Agreement, on March 4, 2014, the Company granted Mr. Pedersen a nonqualified stock option to purchase 25,000 shares of common stock, par value $0.001 per share, at a price equal to the fair market value of the Company’s common stock on the date of the grant. The stock option is subject to the terms and conditions of the award agreement. The stock option, once vested, remains exercisable until the sixth anniversary of the date of grant, provided that in the event the Mr. Pedersen is terminated for Cause (as defined in the award agreement), both the vested and unvested portion of the stock option shall immediately terminate and no longer be exercisable.

SNAP INTERACTIVE INC.

UP TO 4,117,500
SHARES OF COMMON STOCK

PROSPECTUS